[redacted]

Bangkok Bank
ธนาคารกรุงเทพ

08004934

SEC
Mail Processing
Section

SEP 12 2008

Washington, DC
109

August 28, 2008

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Bangkok Bank Public Company Limited would like to inform you of the resolution adopted by the meeting No. 9/2551 of the Board of Directors of the Bank, held on August 28, 2008 to the effect that the interim dividend from the profit of the operations for the first half of the year 2008 be paid on September 26, 2008 at the rate of Baht 1.00 per share, to the shareholders whose names appear in the share register book on September 12, 2008 at 12.00 hrs. which is the date on which the share register book is closed for the purpose of ascertaining entitlement to the dividend.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

PROCESSED
SEP 17 2008
THOMSON REUTERS

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

dle 9/16

Bangkok Bank
ธนาคารกรุงเทพ

SEC
Mail Processing
Section

Washington, DC

August 29, 2008

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 1st half 2008 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the separate balance sheets of Bangkok Bank Public Company Limited as at June 30, 2008 and December 31, 2007, and the related consolidated and the separate statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2008 and 2007. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the separate financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2008 and December 31, 2007, and the results of operations and the cash flows for the half years ended June 30, 2008 and 2007 in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the separate statements of income for the quarters ended June 30, 2008 and 2007. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the separate statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
August 26, 2008

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
ASSETS				
CASH	26,168,794,019	35,715,065,257	26,057,252,102	35,655,288,356
INTERBANK AND MONEY MARKET ITEMS (Note 5.2)				
Domestic items				
Interest bearing	26,082,038,212	3,897,680,848	25,341,732,476	2,869,238,420
Non-interest bearing	6,997,930,404	8,751,870,341	6,790,260,553	8,705,343,160
Foreign items				
Interest bearing	104,760,806,282	159,287,865,092	103,201,891,978	149,335,319,979
Non-interest bearing	7,350,538,836	5,427,507,030	6,960,548,326	5,133,681,976
Total interbank and money market items, net	145,191,313,734	177,364,923,311	142,294,433,333	166,043,583,535
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 5.3)	-	10,200,000,000	-	10,200,000,000
INVESTMENTS (Notes 4.4, 5.4 and 5.23)				
Current investments, net	118,396,554,048	142,780,939,388	117,613,788,633	141,815,472,451
Long-term investments, net	151,699,865,540	168,898,965,501	150,639,390,559	168,569,191,818
Investments in subsidiaries and associated companies, net	369,376,783	320,905,096	5,955,912,155	5,955,912,155
Total investments, net	270,465,796,371	312,000,809,985	274,209,091,347	316,340,576,424
LOANS AND ACCRUED INTEREST RECEIVABLE (Notes 4.5 and 5.5)				
Loans	1,172,666,522,009	1,042,074,183,949	1,161,692,317,008	1,035,390,963,574
Accrued interest receivable	2,540,654,970	3,093,150,919	2,499,840,717	3,071,920,259
Total loans and accrued interest receivable	1,175,207,176,979	1,045,167,334,868	1,164,192,157,725	1,038,462,883,833
Less Allowance for doubtful accounts (Notes 4.6 and 5.6)	(63,212,994,657)	(63,386,788,774)	(62,586,139,656)	(62,916,227,881)
Less Revaluation allowance for debt restructuring (Notes 4.7 and 5.7)	(3,268,597,418)	(4,082,528,019)	(3,268,597,418)	(4,082,528,019)
Total loans and accrued interest receivable, net	1,108,725,584,904	977,698,018,075	1,098,337,420,651	971,464,127,933
PROPERTIES FORECLOSED, NET (Notes 4.8 and 5.8)	38,211,410,379	40,300,456,745	32,146,944,430	33,785,933,570
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	634,084,664	554,290,541	634,084,664	554,290,541

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
ASSETS (CONTINUED)				
PREMISES AND EQUIPMENT, NET				
(Notes 4.9 and 5.9)	29,926,763,063	30,189,111,216	29,728,603,535	30,019,778,054
DERIVATIVE REVALUATION	8,073,788,353	3,264,599,344	8,052,802,473	3,250,140,537
OTHER ASSETS, NET	11,607,323,210	8,684,084,981	11,211,284,724	8,484,945,155
TOTAL ASSETS	1,639,004,858,697	1,595,971,359,455	1,622,671,917,259	1,575,798,664,105

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 5.10)				
Deposits in Baht	1,162,289,896,381	1,166,308,888,430	1,162,552,653,400	1,166,671,970,588
Deposits in foreign currencies	116,319,144,047	111,062,402,707	105,505,188,350	100,396,402,970
Total deposits	1,278,609,040,428	1,277,371,291,137	1,268,057,841,750	1,267,068,373,558
INTERBANK AND MONEY MARKET ITEMS (Note 5.11)				
Domestic items				
Interest bearing	12,680,645,208	16,562,820,585	12,686,869,012	16,571,671,840
Non-interest bearing	3,260,297,727	3,828,442,247	3,275,032,503	3,859,272,198
Foreign items				
Interest bearing	44,682,347,113	41,010,407,201	42,959,333,606	34,903,574,401
Non-interest bearing	3,238,627,113	2,754,732,919	3,310,944,954	2,772,795,632
Total interbank and money market items, net	63,861,917,161	64,156,402,952	62,232,180,075	58,107,314,071
LIABILITIES PAYABLE ON DEMAND	5,774,006,421	5,703,009,711	5,728,351,858	5,589,614,937
BORROWINGS (Note 5.12)				
Short-term borrowings	66,358,685,682	34,072,317,253	65,352,966,604	33,411,659,928
Long-term borrowings	8,542,192,559	8,643,062,992	8,542,192,559	8,643,062,992
Total borrowings	74,900,878,241	42,715,380,245	73,895,159,163	42,054,722,920
BANK'S LIABILITIES UNDER ACCEPTANCES	634,084,664	554,290,541	634,084,664	554,290,541
INTEREST PAYABLE	4,329,766,285	9,497,535,440	4,240,476,033	9,413,263,337
DERIVATIVE REVALUATION	13,055,147,875	3,035,426,400	13,042,005,736	3,020,932,430
OTHER LIABILITIES	29,375,527,797	26,301,083,483	28,590,876,979	25,598,524,065
TOTAL LIABILITIES	1,470,540,368,872	1,429,334,419,909	1,456,420,976,258	1,411,407,035,859

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.17)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
1,655,000 preferred shares of Baht 10 each	16,550,000	16,550,000	16,550,000	16,550,000
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 4.9)	10,192,264,052	10,192,264,052	10,192,264,052	10,192,264,052
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 4.9)	5,948,350,213	6,398,380,954	5,948,350,213	6,398,380,954
FOREIGN EXCHANGE ADJUSTMENT	(1,463,868,307)	(1,938,656,473)	(1,057,310,995)	(1,492,457,931)
UNREALIZED GAINS ON INVESTMENT (Note 4.4)	8,480,460,573	13,403,432,788	8,479,173,328	13,402,527,821
UNREALIZED LOSSES ON INVESTMENT (Note 4.4)	(2,142,645,532)	(1,620,858,783)	(2,099,943,434)	(1,619,628,016)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	-	-

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2008 AND DECEMBER 31, 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	As at June 30, 2008	As at December 31, 2007	As at June 30, 2008	As at December 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Notes 5.20 and 5.21)	12,500,000,000	12,000,000,000	12,500,000,000	12,000,000,000
Other reserves (Notes 5.20 and 5.21)	41,500,000,000	36,500,000,000	41,500,000,000	36,500,000,000
Unappropriated	17,356,633,911	15,564,818,998	15,353,746,884	13,575,880,413
TOTAL	167,851,255,546	165,979,442,172	166,250,941,001	164,391,628,246
MINORITY INTEREST	613,234,279	657,497,374	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	168,464,489,825	166,636,939,546	166,250,941,001	164,391,628,246
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,639,004,858,697	1,595,971,359,455	1,622,671,917,259	1,575,798,664,105
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 5.22)				
AVALS TO BILLS AND GUARANTEES OF LOANS	6,660,735,732	5,920,176,377	6,630,433,868	5,920,176,377
LIABILITY UNDER UNMATURED IMPORT BILLS	14,516,517,966	11,501,561,479	14,245,334,622	11,321,402,896
LETTERS OF CREDIT	50,159,380,729	35,765,537,365	49,736,479,981	35,379,011,450
OTHER CONTINGENCIES	1,161,803,308,846	983,464,483,137	1,156,095,562,857	979,727,794,418

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2008 AND 2007

"UNAUDITED - REVIEWED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
INTEREST AND DIVIDEND INCOME				
Interest on loans	15,430,418,851	14,695,918,935	15,287,911,077	14,636,868,281
Interest on interbank and money market items	1,249,191,948	2,305,560,618	1,203,590,260	2,266,643,722
Investments	2,915,675,184	3,313,198,435	2,966,270,082	3,298,061,005
Total interest and dividend income	19,595,285,983	20,314,677,988	19,457,771,419	20,201,573,008
INTEREST EXPENSES				
Interest on deposits	5,618,208,621	7,791,434,355	5,539,875,640	7,731,514,058
Interest on interbank and money market items	221,834,119	447,585,838	180,747,294	434,064,646
Interest on short-term borrowings	281,760,603	71,340,692	281,255,261	74,145,313
Interest on long-term borrowings	342,466,271	361,967,339	342,466,271	361,967,339
Total interest expenses	6,464,269,614	8,672,328,224	6,344,344,466	8,601,691,356
NET INTEREST AND DIVIDEND INCOME	13,131,016,369	11,642,349,764	13,113,426,953	11,599,881,652
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 5.6)	2,044,898,316	1,759,844,753	1,936,878,254	1,735,238,994
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(457,508,299)	(308,107,928)	(457,508,299)	(308,107,928)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	11,543,626,352	10,190,612,939	11,634,056,998	10,172,750,586
NON-INTEREST INCOME				
Gain (loss) on investments, net	(91,462,343)	1,701,674,257	(88,398,835)	1,693,907,252
Equity in undistributed net income of associated companies	19,217,344	27,790,315	-	-
Fees and service income				
Acceptances, aval and guarantees	24,311,916	14,289,666	24,311,916	14,289,666
Others	4,492,044,981	3,917,439,876	4,166,946,964	3,705,656,466
Gain on exchange, net	976,508,106	640,683,926	963,492,219	628,024,710
Gain on disposal of assets	399,682,285	337,415,019	374,397,959	329,822,764
Other income	152,528,692	104,680,137	150,135,897	96,412,284
Total non-interest income	5,972,830,981	6,743,973,196	5,590,886,120	6,468,113,142
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	17,516,457,333	16,934,586,135	17,224,943,118	16,640,863,728

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30, 2008 AND 2007

"UNAUDITED - REVIEWED"

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2008	2007	2008	2007
NON-INTEREST EXPENSES					
Personnel expenses		3,607,556,934	2,991,795,510	3,462,481,282	2,873,468,814
Premises and equipment expenses		1,903,036,307	1,633,638,902	1,858,456,872	1,596,506,596
Taxes and duties		705,572,706	828,235,479	689,880,275	812,438,886
Fees and service expenses		942,325,907	968,976,754	926,940,323	958,961,284
Directors' remuneration		28,650,630	32,976,206	27,050,000	31,350,000
Contributions to the Financial Institutions Development Fund		1,194,536,455	1,154,557,542	1,194,536,455	1,154,557,542
Other expenses		1,387,361,947	1,329,758,926	1,361,186,295	1,276,532,750
Total non-interest expenses		9,769,040,886	8,939,939,319	9,520,531,502	8,703,815,872
INCOME BEFORE INCOME TAX		7,747,416,447	7,994,646,816	7,704,411,616	7,937,047,856
INCOME TAX EXPENSES		2,699,354,077	2,627,217,117	2,661,619,592	2,612,685,838
NET INCOME		5,048,062,370	5,367,429,699	5,042,792,024	5,324,362,018
ATTRIBUTABLE TO					
Equity holders of the Bank		5,033,482,639	5,342,783,473	5,042,792,024	5,324,362,018
Minority interest		14,579,731	24,646,226	-	-
		5,048,062,370	5,367,429,699	5,042,792,024	5,324,362,018
BASIC EARNINGS PER SHARE (Note 4.20)	**BAHT**	2.64	2.80	2.64	2.79
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
INTEREST AND DIVIDEND INCOME				
Interest on loans	30,234,446,652	29,301,117,367	29,970,084,181	29,188,777,921
Interest on interbank and money market items	2,928,143,338	4,710,669,357	2,796,831,472	4,655,285,468
Investments	6,179,623,606	6,685,566,251	6,246,867,283	6,702,212,780
Total interest and dividend income	39,342,213,596	40,697,352,975	39,013,782,936	40,546,276,169
INTEREST EXPENSES				
Interest on deposits	11,532,068,176	15,824,705,085	11,373,148,056	15,705,443,627
Interest on interbank and money market items	720,348,295	802,106,846	609,866,375	794,622,629
Interest on short-term borrowings	488,401,676	476,076,425	490,253,327	482,627,580
Interest on long-term borrowings	686,985,399	730,947,659	686,985,399	730,947,659
Total interest expenses	13,427,803,546	17,833,836,015	13,160,253,157	17,713,641,495
NET INTEREST AND DIVIDEND INCOME	25,914,410,050	22,863,516,960	25,853,529,779	22,832,634,674
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 5.6)	3,810,909,421	3,169,234,917	3,667,713,885	3,130,785,421
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(659,827,948)	(388,999,010)	(659,827,948)	(388,999,010)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	22,763,328,577	20,083,281,053	22,845,643,842	20,090,848,263
NON-INTEREST INCOME				
Gain (loss) on investments, net	(269,787,512)	1,691,669,337	(267,182,632)	1,672,106,376
Equity in undistributed net income of associated companies	59,473,243	42,717,467	-	-
Fees and service income				
Acceptances, aval and guarantees	46,486,320	36,774,800	46,486,320	36,774,800
Others	9,333,283,341	7,813,297,255	8,699,437,837	7,404,662,964
Gain on exchange, net	2,243,084,245	1,758,869,897	2,216,504,133	1,735,006,914
Gain on disposal of assets	674,906,160	540,164,742	668,173,385	529,033,402
Other income	234,275,181	198,704,857	221,582,465	188,629,466
Total non-interest income	12,321,720,978	12,082,198,355	11,585,001,508	11,566,213,922
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	35,085,049,555	32,165,479,408	34,430,645,350	31,657,062,185

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2008	2007	2008	2007
NON-INTEREST EXPENSES					
Personnel expenses		6,896,682,572	5,849,150,298	6,592,073,395	5,619,994,385
Premises and equipment expenses		3,519,139,309	3,063,675,683	3,429,690,696	2,991,207,483
Taxes and duties		1,486,447,915	1,671,617,745	1,447,337,036	1,628,094,101
Fees and service expenses		1,973,384,836	1,896,867,752	1,947,482,802	1,874,986,749
Directors' remuneration		46,778,025	45,131,878	43,750,000	42,300,000
Contributions to the Financial Institutions Development Fund		2,389,057,477	2,309,123,381	2,389,057,477	2,309,123,381
Other expenses		2,698,788,281	2,475,429,298	2,637,534,263	2,398,692,413
Total non-interest expenses		19,010,278,415	17,310,996,035	18,486,925,669	16,864,398,512
INCOME BEFORE INCOME TAX		16,074,771,140	14,854,483,373	15,943,719,681	14,792,663,673
INCOME TAX EXPENSES		5,368,264,151	4,834,418,152	5,298,193,173	4,806,482,899
NET INCOME		10,706,506,989	10,020,065,221	10,645,521,508	9,986,180,774
ATTRIBUTABLE TO					
Equity holders of the Bank		10,659,469,950	9,974,929,655	10,645,521,508	9,986,180,774
Minority interest		47,037,039	45,135,566	-	-
		10,706,506,989	10,020,065,221	10,645,521,508	9,986,180,774
BASIC EARNINGS PER SHARE (Note 4.20)	**BAHT**	5.58	5.23	5.58	5.23
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS													
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Beginning balance as at January 1, 2007	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(985,608,563)	8,897,587,590	(1,811,093,580)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	148,267,852,012	646,924,355	148,914,776,367
Unrealized increment per premises appraisal	-	-	-	(447,558,044)	-	-	-	-	-	-	-	(447,558,044)	-	(447,558,044)
Unrealized gains (losses) on investment	-	-	-	-	-	4,487,766,801	564,854,678	-	-	-	-	5,052,621,479	-	5,052,621,479
Foreign exchange adjustment	-	-	-	-	(847,073,268)	-	-	-	-	-	-	(847,073,268)	-	(847,073,268)
Total gains (losses) recognised directly in equity	-	-	-	(447,558,044)	(847,073,268)	4,487,766,801	564,854,678	-	-	-	-	3,757,990,167	-	3,757,990,167
Net income	-	-	-	-	-	-	-	-	-	-	9,974,929,655	9,974,929,655	45,135,566	10,020,065,221
Total recognised gains (losses)	-	-	-	(447,558,044)	(847,073,268)	4,487,766,801	564,854,678	-	-	-	9,974,929,655	13,732,919,822	45,135,566	13,778,055,388
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	(3,340,475,065)	(69,372,670)	(3,409,847,735)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	447,558,041	447,558,041	-	447,558,041
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(34,188,710)	(34,188,710)
Ending balance as at June 30, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,853,357,087	(1,832,681,831)	13,385,354,391	(1,246,238,902)	45,399,683	11,500,000,000	31,500,000,000	13,275,739,377	159,107,854,810	588,498,541	159,696,353,351
Beginning balance as at January 1, 2008	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	(1,938,656,473)	13,403,432,788	(1,620,858,783)	45,399,683	12,000,000,000	36,500,000,000	15,564,818,998	165,979,442,172	657,497,374	166,636,939,546
Unrealized increment per premises appraisal	-	-	-	(450,030,741)	-	-	-	-	-	-	-	(450,030,741)	-	(450,030,741)
Unrealized gains (losses) on investment	-	-	-	-	-	(4,922,972,215)	(521,786,749)	-	-	-	-	(5,444,758,964)	290,801	(5,444,468,163)
Foreign exchange adjustment	-	-	-	-	474,788,166	-	-	-	-	-	-	474,788,166	-	474,788,166
Total gains (losses) recognised directly in equity	-	-	-	(450,030,741)	474,788,166	(4,922,972,215)	(521,786,749)	-	-	-	-	(5,420,001,539)	290,801	(5,419,710,738)
Net income	-	-	-	-	-	-	-	-	-	-	10,659,469,950	10,659,469,950	47,037,039	10,706,506,989
Total recognised gains (losses)	-	-	-	(450,030,741)	474,788,166	(4,922,972,215)	(521,786,749)	-	-	-	10,659,469,950	5,239,468,411	47,327,840	5,286,796,251
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	(91,590,935)	(3,909,276,723)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	450,030,751	450,030,751	-	450,030,751
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Ending balance as at June 30, 2008	19,088,428,940	56,346,232,013	10,192,264,052	5,948,350,213	(1,463,868,307)	8,480,460,573	(2,142,645,532)	45,399,683	12,500,000,000	41,500,000,000	17,356,633,911	167,851,255,546	613,234,279	168,464,489,825

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

	SEPARATE FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Retained Earnings Unappropriated	Total
Beginning balance as at January 1, 2007	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(599,160,311)	8,896,238,346	(1,810,525,571)	-	11,000,000,000	26,500,000,000	9,821,296,680	146,735,689,280
Unrealized increment per premises appraisal	-	-	-	(447,558,044)	-	-	-	-	-	-	-	(447,558,044)
Unrealized gains (losses) on investment	-	-	-	-	-	4,488,206,523	564,358,488	-	-	-	-	5,052,565,011
Foreign exchange adjustment	-	-	-	-	(749,324,927)	-	-	-	-	-	-	(749,324,927)
Total gains (losses) recognised directly in equity	-	-	-	(447,558,044)	(749,324,927)	4,488,206,523	564,358,488	-	-	-	-	3,855,682,040
Net income	-	-	-	-	-	-	-	-	-	-	9,986,180,774	9,986,180,774
Total recognised gains (losses)	-	-	-	(447,558,044)	(749,324,927)	4,488,206,523	564,358,488	-	-	-	9,986,180,774	13,841,862,814
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	(3,340,475,065)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	447,558,041	447,558,041
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Ending balance as at June 30, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,853,357,087	(1,348,485,238)	13,384,444,869	(1,246,167,083)	-	11,500,000,000	31,500,000,000	11,414,560,430	157,684,635,070
Beginning balance as at January 1, 2008	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	(1,492,457,931)	13,402,527,821	(1,619,628,016)	-	12,000,000,000	36,500,000,000	13,575,880,413	164,391,628,246
Unrealized increment per premises appraisal	-	-	-	(450,030,741)	-	-	-	-	-	-	-	(450,030,741)
Unrealized gains (losses) on investment	-	-	-	-	-	(4,923,354,493)	(480,315,418)	-	-	-	-	(5,403,669,911)
Foreign exchange adjustment	-	-	-	-	435,146,936	-	-	-	-	-	-	435,146,936
Total gains (losses) recognised directly in equity	-	-	-	(450,030,741)	435,146,936	(4,923,354,493)	(480,315,418)	-	-	-	-	(5,418,553,716)
Net income	-	-	-	-	-	-	-	-	-	-	10,645,521,508	10,645,521,508
Total recognised gains (losses)	-	-	-	(450,030,741)	435,146,936	(4,923,354,493)	(480,315,418)	-	-	-	10,645,521,508	5,226,967,792
Dividend paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	450,030,751	450,030,751
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Ending balance as at June 30, 2008	19,088,428,940	56,346,232,013	10,192,264,052	5,948,350,213	(1,057,310,995)	8,479,173,328	(2,099,943,434)	-	12,500,000,000	41,500,000,000	15,353,746,884	166,250,941,001

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	10,659,469,950	9,974,929,655	10,645,521,508	9,986,180,774
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,664,630,336	1,773,792,838	1,638,525,653	1,749,718,768
Bad debt and doubtful accounts	3,810,909,421	3,169,234,917	3,667,713,885	3,130,785,421
Loss on debt restructuring (reversal)	(659,827,948)	(388,999,010)	(659,827,948)	(388,999,010)
Loss on foreign exchange	443,300,747	442,794,368	451,179,651	443,931,917
Amortization of discount on investment in debt securities	(977,381,642)	(1,742,504,200)	(975,558,825)	(1,751,597,552)
Unrealized loss on revaluation of trading securities	67,526,034	17,035,329	66,858,713	33,486,158
Unrealized loss (gain) on transfer of investment	22,820,448	(55,775,875)	22,820,448	(55,775,875)
Gain on disposal of securities for investment	(1,256,833,936)	(1,647,940,791)	(1,256,714,358)	(1,647,639,965)
Loss on impairment of investments	1,531,979,927	95,811,290	1,531,979,927	95,811,290
Equity in undistributed net income of associated companies	(59,473,243)	(42,717,467)	-	-
Dividend income from associated companies	11,001,555	6,651,990	-	-
Loss on impairment of properties foreclosed	345,756,084	302,718,135	344,334,074	275,197,964
Gain on disposal of premises and equipment	(10,986,506)	(2,893,653)	(10,965,949)	(2,357,578)
Loss on impairment of premises and equipment	559,030	-	559,030	-
Loss on impairment of other assets	17,893,521	27,466,851	17,893,521	26,966,851
Loss on redemption prior to the maturity of subordinated bonds	567,459	-	567,459	-
Provisions for contingencies expenses	351,204,358	445,126,083	351,204,358	445,126,083
Decrease (increase) in accrued interest receivable and dividend income	1,368,173,848	(536,548,164)	1,376,185,339	(531,190,750)
Decrease (increase) in other accrued receivable	7,913,866	(4,746,433)	(99,617)	(52,872)
Decrease in accrued interest payable	(5,167,769,156)	(4,206,306,106)	(5,172,787,303)	(4,231,718,618)
Increase in other accrued expenses	1,022,898,712	1,029,662,259	1,092,324,582	1,154,405,007
Minority interests in net income of subsidiaries	47,037,039	45,135,566	-	-
Income from operations before changes in operating assets and liabilities	13,241,369,904	8,701,927,582	13,131,714,148	8,732,278,013

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	31,740,925,991	(17,061,570,297)	23,331,384,798	(8,131,066,180)
Securities purchased under resale agreements	10,200,000,000	12,000,000,000	10,200,000,000	12,000,000,000
Current investments - trading securities	(14,716,007,694)	(42,893,998,961)	(14,916,104,197)	(42,896,762,372)
Loans	(136,492,362,896)	(29,416,770,460)	(132,207,818,927)	(29,424,474,344)
Properties foreclosed	3,423,257,873	1,987,801,214	2,974,622,656	1,949,940,312
Other assets	(8,241,802,677)	1,650,194,822	(8,031,368,147)	1,661,541,875
Increase (decrease) in operating liabilities				
Deposits	1,237,749,291	59,210,934,049	989,468,192	56,300,684,426
Interbank and money market items	(294,485,791)	9,246,382,029	4,124,866,003	6,243,762,246
Liabilities payable on demand	70,996,710	559,025,993	138,736,921	544,959,712
Short-term borrowings	32,291,107,268	(2,811,762,346)	31,953,875,003	(3,192,760,000)
Other liabilities	10,485,933,346	116,252,215	10,296,539,005	(2,031,449,102)
Net cash provided by (used in) operating activities	(57,053,318,675)	1,288,415,840	(58,014,084,545)	1,756,654,586
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(64,626,370,568)	(89,274,703,866)	(63,768,298,540)	(89,224,684,435)
Proceeds from disposal of available-for-sale securities	83,061,782,823	108,760,062,174	82,999,972,927	108,360,975,326
Purchase of held-to-maturity debt securities	(8,322,620,777)	(34,839,519,831)	(4,684,958,166)	(31,329,888,430)
Proceeds from redemption of held-to-maturity debt securities	43,421,869,732	21,807,509,475	39,754,869,732	18,061,242,946
Purchase of general investments	(1,949,246,733)	(1,774,056,819)	(1,949,246,733)	(1,774,056,819)
Proceeds from disposal of general investments	924,138,019	1,713,543,467	924,138,019	1,713,543,467
Purchase of investments in subsidiaries and associated companies	-	(131,742,925)	-	(131,742,925)
Proceeds from disposal of investments in associated companies	40,000,000	-	40,000,000	-
Purchase of premises, equipment and leasehold	(1,198,808,161)	(926,082,457)	(1,146,978,076)	(899,892,990)
Proceeds from disposal of premises, equipment and leasehold	35,796,192	5,762,975	35,752,497	3,156,950
Net cash provided by investing activities	51,386,540,527	5,340,772,193	52,205,251,660	4,778,653,090

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	-	(9,346,842,033)	-	(9,346,842,033)
Cash paid for redemption prior to the maturity of subordinated bonds	(6,433,681)	-	(6,433,681)	-
Increase (decrease) in borrowings	(15,609,262)	74,082,731	(15,609,262)	74,082,731
Dividend paid	(3,817,685,788)	(3,340,475,065)	(3,817,685,788)	(3,340,475,065)
Dividend paid for minority interest	(91,590,935)	(69,372,670)	-	-
Net cash used in financing activities	(3,931,319,666)	(12,682,607,037)	(3,839,728,731)	(12,613,234,367)
Effect on cash due to changes in the exchange rates	51,826,576	(45,571,337)	50,525,362	(44,270,427)
Net decrease in cash	(9,546,271,238)	(6,098,990,341)	(9,598,036,254)	(6,122,197,118)
Cash as at January 1,	35,715,065,257	33,114,861,889	35,655,288,356	33,071,895,397
Cash as at June 30,	26,168,794,019	27,015,871,548	26,057,252,102	26,949,698,279

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED JUNE 30, 2008 AND 2007

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2008 and December 31, 2007, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The Federation of Accounting Professions has revised and announced Thai Accounting Standard (TAS) No. 27 (revised 2006) "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and Thai Accounting Standard No. 25 (revised 2007) "Cash Flow Statements" to be applied for the financial statements of periods beginning on or after January 1, 2007 and 2008, respectively. In this regard, the consolidated and the separate financial statements for the quarters and the half years ended June 30, 2008 and 2007 and the consolidated and the separate balance sheets as at December 31, 2007 are still presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544 dated January 22, 2001, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

On August 3, 2008, the BOT issued the Notification No. SorNorSor. 67/2551 regarding Regulations on Accounting Procedures for Financial Institutions to be effective from the date following its publication in the Government Gazette and the Notification No. SorNorSor. 70/2551 regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Holding Companies of Financial Industry to be effective for the preparation of financial statements for the accounting period for the year 2008 onwards. The Bank has considered the above Notifications and has determined that there will be no material impact on the financial statements for the year 2008.

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The actual results may differ from those estimates. The use of accounting judgments and estimates that are of significance are disclosed in Note 3. Further information about methods and key assumptions are set out in the relevant notes.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 Accounting standards to be applied for the financial statements of periods beginning on or after January 1, 2008, that are relevant to the Bank are as follows :

TAS 25	(Revised 2007)	Cash Flow Statements
TAS 29	(Revised 2007)	Leases
TAS 35	(Revised 2007)	Presentation of Financial Statements
TAS 39	(Revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41	(Revised 2007)	Interim Financial Reporting
TAS 43	(Revised 2007)	Business Combinations
TAS 51		Intangible Assets

The Bank has adopted the above accounting standards which have no material impact on the Bank's financial statements.

2.3 The consolidated financial statements for the quarters and the half years ended June 30, 2008 and 2007, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies except for the financial statements of BBL (Cayman) Limited and Sinnsuptawee Asset Management Company Limited which were reviewed, and the consolidated balance sheet as at December 31, 2007, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2008 and 2007 and the consolidated balance sheet as at December 31, 2007, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarters and the half years ended June 30, 2008 and 2007 and the consolidated balance sheet as at December 31, 2007 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The consolidated financial statements for the quarters and the half years ended June 30, 2008 and 2007 and the consolidated balance sheet as at December 31, 2007 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2007 and 2006, respectively.

2.4 The separate financial statements for the quarters and the half years ended June 30, 2008 and 2007 and the separate balance sheet as at December 31, 2007 included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method.

2.5 The Bank has reclassified the derivative revaluation item in the financial statements which are presented for comparison, which were previously presented as net derivative revaluation as assets, by presenting the gain on derivative revaluation as assets and the loss on derivative revaluation as liabilities, to conform to the classification used in the financial statements for the quarter and the half year ended June 30, 2008 as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
BALANCE SHEETS				
AS AT DECEMBER 31, 2007				
Assets				
Derivative revaluation	229.2	3,264.6	229.2	3,250.1
Liabilities				
Derivative revaluation	-	3,035.4	-	3,020.9
STATEMENTS OF CASH FLOWS				
FOR THE HALF YEAR				
ENDED JUNE 30, 2007				
Item to reconcile net income to cash received (paid) from operating activities				
Increase in accrued interest receivable and dividend income	(430.4)	(536.6)	(425.0)	(531.2)
Increase in other accrued receivable	(4.7)	(4.7)	(0.0)	(0.0)
Decrease (increase) in operating assets				
Other assets	1,603.8	1,650.2	1,616.3	1,661.6
Increase (decrease) in operating liabilities				
Other liabilities	56.5	116.3	(2,092.4)	(2,031.5)

3. SIGNIFICANT USE OF ACCOUNTING JUDGMENTS AND ESTIMATES

3.1 Impairment of investments in securities

The Bank assesses the impairment of investments where objective evidence of impairment exists and determines that the investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires the Bank's judgment. In making this judgment, the Bank evaluates the volatility in the investment fair value and other factors which include the estimated future cash flows, the deterioration in the financial position of the issuer of the securities and the operating environment in the industry sector of the issuer.

3.2 Allowance for doubtful accounts

The determination of the allowance for doubtful accounts requires the use of various assumptions and judgments by the Bank, which includes the consideration of objective evidence indicating an adverse change in the capacity of the borrowers to repay loans, the estimated future cash flows to be received from the borrowers, the estimated cash flows from the collateral, the timing of future cash flows, the potential of additional future loss and the economic conditions that may have an impact on the loan default rate. The Bank reviews these estimates and assumptions on a regular basis.

3.3 Provisions for contingencies

The determination of the provisions for contingencies on the balance sheet requires the use of various assumptions and judgments by the Bank, taking into consideration the nature of transactions and the circumstances requiring the provisions, the probability of the outflow of economic benefits to settle such obligations and the estimate of the net future cash outflows. The consideration is based on the experience and information that is available at the time that the financial statements are being prepared. The provisions for contingencies is reviewed regularly. However, the actual results may differ from the estimates.

3.4 Fair value of financial instruments

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments depending on the characteristics of the financial instruments and the financial markets in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market have their fair values determined by the quoted market prices. For other types of financial instruments, the fair value is determined by using valuation techniques commonly used by market participants including the reference to the fair value of another instrument of a similar nature, the discounted cash flow analysis and pricing models.

The Bank uses its best judgment in estimating the fair values of financial instruments. However, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses including the contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity debt securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment. Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.5).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

The minimum allowance for doubtful accounts is determined in accordance with the BOT guidelines as per the notification on worthless or irrecoverable assets or assets with doubtful recoverability value dated December 7, 2006 and the notification on collateral appraisal of financial institutions dated December 21, 2006, which stipulated increased requirements for banks to set up the allowance for loss from non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral, provided that such provision shall not be less than the allowance for doubtful accounts according to loan classification. (The allowance for doubtful accounts according to the loan classification is determined to be, at the minimum, 1 percent, 2 percent, 20 percent, 50 percent and 100 percent of the difference between the book value of the outstanding loan and the collateral value according to BOT guidelines, for loans classified as normal, special mentioned, substandard, doubtful and doubtful of loss, respectively.) Furthermore, the Bank

has set aside an additional allowance for doubtful accounts in excess of the BOT's requirement (See Note 5.5.5), by taking into consideration the potential additional loss arising from changes in economic and legal environment and other factors that may impact the ability of the debtors in meeting their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

4.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties foreclosed are recognized as non-interest income or expense on the date of disposal.

The Bank has complied with the BOT's circular letter regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004 since July 2, 2004. Furthermore, the Bank has also complied with the notification of the BOT regarding Rules and Conditions Relating to Sale of Immovable Properties Previously Used as Premises for the Business of Commercial Banks or as Facilities for its Officers and Employees dated March 23, 2005 and December 18, 2006 since July 1, 2005 and January 1, 2007, respectively.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30 years
Premises-newly constructed	20 years
Equipment	5 years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions

for off-balance sheet contingencies (See Note 5.16), the probable loss arising from the impaired assets transferred to the TAMC (See Note 5.5.7), the probable loss on legal indemnity, and other provisions for contingencies, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

The Bank has recognized the provisions for off-balance sheet contingencies by applying to all off-balance sheet contingencies, the provisioning rate according to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statements of income in the current period. Gains or losses on such contracts are taken to statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Embedded derivative

An embedded derivative is a component of a hybrid or combined instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to the specified variable. The Bank recognizes, classifies and accounts for the embedded derivative in accordance with the announcement of the Bank of Thailand No. SorNorSor.8/2550 dated November 16, 2007 regarding the Approval for Commercial Banks to Invest in Collateralized Debt Obligations. This announcement will be effective for accounting periods beginning on or after January 1, 2008. However, the Bank has early adopted this regulation for the financial statements in the fourth quarter of 2007. An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following criteria are met, namely that the embedded derivative has economic characteristics and risks that is not closely related to that of the host contract, and which when separated from the host contract would still meet the definition of a derivative, and where the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. An embedded derivative that is separated from the host contract is classified as held for trading and is presented at fair value with changes in fair value recognized in profit and loss. The related host contract is recognized, classified and measured according to the related accounting policy. An embedded derivative in a hybrid instrument which does not meet the aforementioned criteria is accounted for under the host contract.

4.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.0% of salary for executive level and 3.0% or 5.0% of salary for non-executives, while the Bank's contribution is at the rate of 5.0%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.18 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No. 3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.19 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.20 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

5.1.1 Cash paid for interest and income tax for the half years ended June 30, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Interest	18,595.6	22,040.1	18,333.0	21,945.4
Income tax	4,493.7	3,239.5	4,373.1	3,133.1

5.1.2 Significant non-cash items for the half years ended June 30, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Unrealized gains on investment in shareholders' equity increase (decrease)	(4,923.0)	4,487.8	(4,923.4)	4,488.2
Unrealized losses on investment in shareholders' equity (increase) decrease	(521.8)	564.9	(480.3)	564.4
Properties foreclosed increased from loan payment/inactive assets	1,680.1	955.1	1,680.1	955.1
Unrealized increment per land and premises appraisal transferred to retained earnings	450.0	447.6	450.0	447.6

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	6,764.9	20,700.6	27,465.5	8,656.7	100.0	8,756.7
Commercial banks	394.6	1,752.2	2,146.8	391.9	1,857.6	2,249.5
Other banks	6.9	-	6.9	6.9	-	6.9
Finance companies, finance and securities companies, securities companies and credit foncier companies	486.6	543.2	1,029.8	748.8	174.9	923.7
Other financial institutions	54.8	2,391.0	2,445.8	49.4	680.6	730.0
Total	7,707.8	25,387.0	33,094.8	9,853.7	2,813.1	12,666.8
Add Accrued interest receivables	0.3	12.5	12.8	0.1	9.6	9.7
Less Allowance for doubtful accounts	(2.7)	(24.9)	(27.6)	(4.5)	(22.5)	(27.0)
Total domestic items	7,705.4	25,374.6	33,080.0	9,849.3	2,800.2	12,649.5
Foreign items						
USD	3,641.9	76,723.0	80,364.9	2,501.5	131,414.4	133,915.9
JPY	422.8	4,629.9	5,052.7	547.4	4,314.5	4,861.9
Others	3,328.2	22,598.8	25,927.0	2,596.3	22,139.4	24,735.7
Total	7,392.9	103,951.7	111,344.6	5,645.2	157,868.3	163,513.5
Add Accrued interest receivables	0.0	770.2	770.2	0.0	1,205.4	1,205.4
Less Allowance for doubtful accounts	(0.0)	(3.5)	(3.5)	-	(3.5)	(3.5)
Total foreign items	7,392.9	104,718.4	112,111.3	5,645.2	159,070.2	164,715.4
Total domestic and foreign items	15,098.3	130,093.0	145,191.3	15,494.5	161,870.4	177,364.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	6,764.9	20,700.6	27,465.5	8,656.7	100.0	8,756.7
Commercial banks	47.0	1,643.6	1,690.6	69.4	1,615.0	1,684.4
Other banks	6.9	-	6.9	6.9	-	6.9
Finance companies, finance and securities companies, securities companies and credit foncier companies	190.0	350.0	540.0	415.2	-	415.2
Other financial institutions	54.8	2,391.0	2,445.8	49.4	680.6	730.0
Total	7,063.6	25,085.2	32,148.8	9,197.6	2,395.6	11,593.2
Add Accrued interest receivables	0.0	10.8	10.8	0.0	8.3	8.3
Less Allowance for doubtful accounts	(2.7)	(24.9)	(27.6)	(4.5)	(22.5)	(27.0)
Total domestic items	7,060.9	25,071.1	32,132.0	9,193.1	2,381.4	11,574.5
Foreign items						
USD	3,641.3	79,286.2	82,927.5	2,501.0	128,523.1	131,024.1
JPY	422.8	4,629.9	5,052.7	547.4	4,314.5	4,861.9
Others	2,938.8	18,472.8	21,411.6	2,303.0	15,089.8	17,392.8
Total	7,002.9	102,388.9	109,391.8	5,351.4	147,927.4	153,278.8
Add Accrued interest receivables	0.0	774.1	774.1	0.0	1,193.8	1,193.8
Less Allowance for doubtful accounts	(0.0)	(3.5)	(3.5)	-	(3.5)	(3.5)
Total foreign items	7,002.9	103,159.5	110,162.4	5,351.4	149,117.7	154,469.1
Total domestic and foreign items	14,063.8	128,230.6	142,294.4	14,544.5	151,499.1	166,043.6

5.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2008 and December 31, 2007 :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Government bonds and Bank of Thailand bonds	-	10,200.0	-	10,200.0

5.4 Investments

5.4.1 As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries classified investments as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Trading securities	6,384.4	11,478.3	6,380.4	11,273.3
Available-for-sale securities	194,317.9	197,176.7	193,055.4	196,686.3
Held-to-maturity debt securities	56,369.1	91,107.5	55,809.9	90,525.1
General investments	13,025.0	11,917.4	13,007.5	11,900.0
Investments in subsidiaries and associated companies (Note 5.4.2)	369.4	320.9	5,955.9	5,955.9
Total investments, net	270,465.8	312,000.8	274,209.1	316,340.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,411.0	0.8	(42.8)	3,369.0
Private enterprise debt securities	0.6	-	(0.0)	0.6
Foreign debt securities	3,014.6	0.3	(0.1)	3,014.8
Total	6,426.2	1.1	(42.9)	6,384.4
Add (less) Revaluation allowance	(41.8)			-
Total	6,384.4			6,384.4
Available-for-sale securities				
Government and state enterprise securities	73,031.4	62.4	(233.4)	72,860.4
Private enterprise debt securities	2,926.4	18.4	(1.0)	2,943.8
Foreign debt securities	7,937.7	12.8	(21.8)	7,928.7
Domestic marketable equity securities	64.4	1.2	-	65.6
Total	83,959.9	94.8	(256.2)	83,798.5
Add (less) Revaluation allowance	(161.4)			-
Less Allowance for impairment	-			-
Total	83,798.5			83,798 5
Held-to-maturity debt securities				
Government and state enterprise securities	26,661.6	28.6	(46.0)	26,644 2
Foreign debt securities	1,552.1	1.3	(0.1)	1,553.3
Total	28,213.7	29.9	(46.1)	28,197 5
Less Allowance for impairment	-			-
Total	28,213.7			28,197.5
Total current investments, net	118,396.6			118,380.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	69,705.8	616.4	(2,249.2)	68,073.0
Private enterprise debt securities	6,464.9	183.0	(380.8)	6,267.1
Foreign debt securities	20,258.7	71.9	(899.6)	19,431.0
Domestic marketable equity securities	10,881.9	4,553.1	(2,580.3)	12,854.7
Foreign marketable equity securities	629.9	601.9	-	1,231.8
Securities transferred to subsidiary (Note 4.4)	304.7	2,357.1	-	2,661.8
Total	108,245.9	8,383.4	(6,109.9)	110,519.4
Add (less) Revaluation allowance	6,523.8			-
Less Allowance for impairment	(4,250.3)			-
Total	110,519.4			110,519.4
Held-to-maturity debt securities				
Government and state enterprise securities	26,933.2	47.0	(229.1)	26,751.1
Private enterprise debt securities	700.0	30.6	-	730.6
Foreign debt securities	522.2	-	-	522.2
Total	28,155.4	77.6	(229.1)	28,003.9
Less Allowance for impairment	-			-
Total	28,155.4			28,003.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,685.9			10,961.7
Foreign non-marketable equity securities	6,512.0			7,439.2
Total regular equity securities	12,197.9			18,400.9
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			195.1
Non-listed securities	4,171.2			4,453.1
Total	4,197.7			4,648.2
Foreign non-marketable equity securities	166.8			610.9
Total equity securities received through debt restructuring	4,364.5			5,259.1
Total	16,562.4			23,660.0
Add (less) Allowance for transferred of investments	(20.7)			-
Less Allowance for impairment	(3,516.7)			-
Total	13,025.0			23,660.0
Total long-term investments, net	151,699.8			162,183.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	9,567.8	26.4	(0.7)	9,593.5
Foreign debt securities	1,884.1	0.9	(0.2)	1,884.8
Total	11,451.9	27.3	(0.9)	11,478.3
Add (less) Revaluation allowance	26.4			-
Total	11,478.3			11,478.3
Available-for-sale securities				
Government and state enterprise securities	78,042.1	239.5	(30.5)	78,251.1
Private enterprise debt securities	2,660.3	26.7	(2.7)	2,684.3
Foreign debt securities	1,613.2	4.8	(1.1)	1,616.9
Domestic marketable equity securities	74.6	0.6	-	75.2
Total	82,390.2	271.6	(34.3)	82,627.5
Add (less) Revaluation allowance	237.3			-
Less Allowance for impairment	-			-
Total	82,627.5			82,627.5
Held-to-maturity debt securities				
Government and state enterprise securities	46,174.2	184.8	(10.6)	46,348.4
Foreign debt securities	2,501.0	3.5	(1.1)	2,503.4
Total	48,675.2	188.3	(11.7)	48,851.8
Less Allowance for impairment	-			-
Total	48,675.2			48,851.8
Total current investments, net	142,781.0			142,957.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	85,559.4	1,962.5	(2,143.9)	85,378.0
Private enterprise debt securities	6,301.1	469.7	(480.7)	6,290.1
Foreign debt securities	2,903.2	332.7	(301.2)	2,934.7
Domestic marketable equity securities	10,602.0	6,552.0	(1,962.1)	15,191.9
Foreign marketable equity securities	634.6	1,123.1	-	1,757.7
Securities transferred to subsidiary (Note 4.4)	304.7	2,692.1	-	2,996.8
Total	106,305.0	13,132.1	(4,887.9)	114,549.2
Add (less) Revaluation allowance	11,550.9			-
Less Allowance for impairment	(3,306.7)			-
Total	114,549.2			114,549.2
Held-to-maturity debt securities				
Government and state enterprise securities	40,827.4	155.9	(180.4)	40,802.9
Private enterprise debt securities	700.0	86.9	-	786.9
Foreign debt securities	904.9	8.7	-	913.6
Total	42,432.3	251.5	(180.4)	42,503.4
Less Allowance for impairment	-			-
Total	42,432.3			42,503.4
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,882.7			14,603.3
Foreign non-marketable equity securities	4,622.5			4,612.2
Total regular equity securities	10,505.2			19,215.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			211.6
Non-listed securities	4,171.2			4,967.2
Total	4,197.7			5,178.8
Foreign non-marketable equity securities	168.0			615.2
Total equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,870.9			25,009.5
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,917.4			25,009.5
Total long-term investments, net	168,898.9			182,062.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	3,407.0	0.8	(42.8)	3,365.0
Private enterprise debt securities	0.6	-	(0.0)	0.6
Foreign debt securities	3,014.6	0.3	(0.1)	3,014.8
Total	6,422.2	1.1	(42.9)	6,380.4
Add (less) Revaluation allowance	(41.8)			-
Total	6,380.4			6,380.4
Available-for-sale securities				
Government and state enterprise securities	73,031.4	62.4	(233.4)	72,860.4
Private enterprise debt securities	2,926.4	18.4	(1.0)	2,943.8
Foreign debt securities	7,783.4	12.8	(21.7)	7,774.5
Total	83,741.2	93.6	(256.1)	83,578 7
Add (less) Revaluation allowance	(162.5)			-
Less Allowance for impairment	-			-
Total	83,578.7			83,578 7
Held-to-maturity debt securities				
Government and state enterprise securities	26,256.9	28.6	(46.0)	26,239.5
Foreign debt securities	1,397.8	1.3	(0.1)	1,399.0
Total	27,654.7	29.9	(46.1)	27,638.5
Less Allowance for impairment	-			-
Total	27,654.7			27,638.5
Total current investments, net	117,613.8			117,597.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	69,705.8	616.4	(2,249.2)	68,073.0
Private enterprise debt securities	6,464.9	183.0	(380.8)	6,267.1
Foreign debt securities	19,173.9	71.9	(857.0)	18,388.8
Domestic marketable equity securities	10,881.9	4,553.1	(2,580.3)	12,854.7
Foreign marketable equity securities	629.9	601.4	-	1,231.3
Securities transferred to subsidiary (Note 4.4)	304.7	2,357.1	-	2,661.8
Total	107,161.1	8,382.9	(6,067.3)	109,476.7
Add (less) Revaluation allowance	6,565.9			-
Less Allowance for impairment	(4,250.3)			-
Total	109,476.7			109,476.7
Held-to-maturity debt securities				
Government and state enterprise securities	26,933.2	47.0	(229.1)	26,751.1
Private enterprise debt securities	700.0	30.6	-	730.6
Foreign debt securities	522.0	-	-	522.0
Total	28,155.2	77.6	(229.1)	28,003.7
Less Allowance for impairment	-			-
Total	28,155.2			28,003.7
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,677.5			10,943.3
Foreign non-marketable equity securities	6,502.9			7,383.3
Total regular equity securities	12,180.4			18,326.6
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			195.1
Non-listed securities	4,171.2			4,453.1
Total	4,197.7			4,648.2
Foreign non-marketable equity securities	166.8			610.9
Total equity securities received through debt restructuring	4,364.5			5,259.1
Total	16,544.9			23,585.7
Add (less) Allowance for transferred of investments	(20.7)			-
Less Allowance for impairment	(3,516.7)			-
Total	13,007.5			23,585.7
Total long-term investments, net	150,639.4			161,066.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	9,560.8	26.4	(0.7)	9,586.5
Foreign debt securities	1,687.0	-	(0.2)	1,686.8
Total	11,247.8	26.4	(0.9)	11,273.3
Add (less) Revaluation allowance	25.5			-
Total	11,273.3			11,273.3
Available-for-sale securities				
Government and state enterprise securities	78,042.1	239.5	(30.5)	78,251.1
Private enterprise debt securities	2,660.3	26.7	(2.7)	2,684.3
Foreign debt securities	1,510.1	4.8	(1.0)	1,513.9
Total	82,212.5	271.0	(34.2)	82,449.3
Add (less) Revaluation allowance	236.8			-
Less Allowance for impairment	-			-
Total	82,449.3			82,449.3
Held-to-maturity debt securities				
Government and state enterprise securities	45,744.5	184.8	(10.6)	45,918.7
Foreign debt securities	2,348.4	3.1	(1.1)	2,350.4
Total	48,092.9	187.9	(11.7)	48,269.1
Less Allowance for impairment	-			-
Total	48,092.9			48,269.1
Total current investments, net	141,815.5			141,991.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	85,559.4	1,962.5	(2,143.9)	85,378.0
Private enterprise debt securities	6,301.1	469.7	(480.7)	6,290.1
Foreign debt securities	2,590.4	332.7	(300.0)	2,623.1
Domestic marketable equity securities	10,602.0	6,552.0	(1,962.1)	15,191.9
Foreign marketable equity securities	634.6	1,122.5	-	1,757.1
Securities transferred to subsidiary (Note 4.4)	304.7	2,692.1	-	2,996.8
Total	105,992.2	13,131.5	(4,886.7)	114,237.0
Add (less) Revaluation allowance	11,551.5			-
Less Allowance for impairment	(3,306.7)			-
Total	114,237.0			114,237.0
Held-to-maturity debt securities				
Government and state enterprise securities	40,827.4	155.9	(180.4)	40,802.9
Private enterprise debt securities	700.0	86.9	-	786.9
Foreign debt securities	904.8	0.3	-	905.1
Total	42,432.2	243.1	(180.4)	42,494.9
Less Allowance for impairment	-			-
Total	42,432.2			42,494.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,874.3			14,585.6
Foreign non-marketable equity securities	4,613.5			4,556.2
Total regular equity securities	10,487.8			19,141.8
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			211.6
Non-listed securities	4,171.2			4,967.2
Total	4,197.7			5,178.8
Foreign non-marketable equity securities	168.0			615.2
Total equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,853.5			24,935.8
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,900.0			24,935.8
Total long-term investments, net	168,569.2			181,667.7

Investments classified in accordance with the notification of the BOT as at June 30, 2008 and December 31, 2007 are presented in Note 5.5.10.

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method and are classified as general investments. As at June 30, 2008 and December 31, 2007, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the notification of the Federation of Accounting Professions No. 27/2550 regarding the Waiver for Adoption of the TAS No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method. As at June 30, 2008, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. And as at December 31, 2007, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing PCL., Quality Inn Co., Ltd., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 5.4.3).

As at June 30, 2008 and December 31, 2007, the Bank had investments in 25 companies and 29 companies, amounting to cost value of Baht 371.3 million and Baht 372.8 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 370.6 million and Baht 372.1 million, respectively. These companies had a net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at June 30, 2008 and December 31, 2007, the Bank had investments in 7 listed companies and 8 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 137.6 million and Baht 137.6 million, respectively, with the fair value of Baht 0.0 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 137.6 million and Baht 121.1 million, respectively.

For the half years ended June 30, 2008 and 2007, the Bank has set aside allowances for impairment of investments amounting to Baht 1,532.0 million and Baht 95.8 million, respectively.

As at June 30, 2008 and December 31, 2007, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 14,527.6 million and Baht 15,274.6 million, respectively (See Note 5.5.9).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt

restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity debt securities as at June 30, 2008 and December 31, 2007 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2008 MATURITY			
	1 Year	**Over 1 to 5 Years**	**Over 5 Years**	**Total**
Available-for-sale securities				
Government and state enterprise securities	73,031.4	58,735.8	10,970.0	142,737.2
Private enterprise debt securities	2,926.4	3,299.2	3,165.7	9,391.3
Foreign debt securities	7,937.7	17,401.4	2,857.3	28,196.4
Total	83,895.5	79,436.4	16,993.0	180,324.9
Add (less) Revaluation allowance	(162.6)	301.0	271.0	409.4
Less Allowance for impairment	-	(1,249.2)	(1,981.1)	(3,230.3)
Total	83,732.9	78,488.2	15,282.9	177,504.0
Held-to-maturity debt securities				
Government and state enterprise securities	26,661.6	26,133.2	800.0	53,594.8
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	1,552.1	501.1	21.1	2,074.3
Total	28,213.7	26,634.3	1,521.1	56,369.1
Less Allowance for impairment	-	-	-	-
Total	28,213.7	26,634.3	1,521.1	56,369.1
Total debt securities	111,946.6	105,122.5	16,804.0	233,873.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	78,042.1	70,361.2	15,198.2	163,601.5
Private enterprise debt securities	2,660.3	3,157.8	3,143.3	8,961.4
Foreign debt securities	1,613.2	1,063.8	1,839.4	4,516.4
Total	82,315.6	74,582.8	20,180.9	177,079.3
Add (less) Revaluation allowance	236.7	1,373.2	1,337.7	2,947.6
Less Allowance for impairment	-	(1,397.3)	(1,474.5)	(2,871.8)
Total	82,552.3	74,558.7	20,044.1	177,155.1
Held-to-maturity debt securities				
Government and state enterprise securities	46,174.2	39,945.6	881.8	87,001.6
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	2,501.0	877.4	27.5	3,405.9
Total	48,675.2	40,823.0	1,609.3	91,107.5
Less Allowance for impairment	-	-	-	-
Total	48,675.2	40,823.0	1,609.3	91,107.5
Total debt securities	131,227.5	115,381.7	21,653.4	268,262.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008 MATURITY			
	1 Year	**Over 1 to 5 Years**	**Over 5 Years**	**Total**
Available-for-sale securities				
Government and state enterprise securities	73,031.4	58,735.8	10,970.0	142,737.2
Private enterprise debt securities	2,926.4	3,299.2	3,165.7	9,391.3
Foreign debt securities	7,783.4	16,624.5	2,549.4	26,957.3
Total	83,741.2	78,659.5	16,685.1	179,085.8
Add (less) Revaluation allowance	(162.5)	320.6	294.0	452.1
Less Allowance for impairment	-	(1,249.2)	(1,981.1)	(3,230.3)
Total	83,578.7	77,730.9	14,998.0	176,307.6
Held-to-maturity debt securities				
Government and state enterprise securities	26,256.9	26,133.2	800.0	53,190.1
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	1,397.8	501.0	21.0	1,919.8
Total	27,654.7	26,634.2	1,521.0	55,809.9
Less Allowance for impairment	-	-	-	-
Total	27,654.7	26,634.2	1,521.0	55,809.9
Total debt securities	111,233.4	104,365.1	16,519.0	232,117.5

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	78,042.1	70,361.2	15,198.2	163,601.5
Private enterprise debt securities	2,660.3	3,157.8	3,143.3	8,961.4
Foreign debt securities	1,510.1	751.0	1,839.4	4,100.5
Total	82,212.5	74,270.0	20,180.9	176,663.4
Add (less) Revaluation allowance	236.8	1,374.4	1,337.7	2,948.9
Less Allowance for impairment	-	(1,397.3)	(1,474.5)	(2,871.8)
Total	82,449.3	74,247.1	20,044.1	176,740.5
Held-to-maturity debt securities				
Government and state enterprise securities	45,744.5	39,945.6	881.8	86,571.9
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	2,348.4	877.4	27.4	3,253.2
Total	48,092.9	40,823.0	1,609.2	90,525.1
Less Allowance for impairment	-	-	-	-
Total	48,092.9	40,823.0	1,609.2	90,525.1
Total debt securities	130,542.2	115,070.1	21,653.3	267,265.6

5.4.2 As at June 30, 2008 and December 31, 2007, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2008							
Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	112.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	172.7	9.4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	28.33%	27.7	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	28.28%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	25.81%	14.9	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	16.3	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	5.9	-
Total					59.3	369.4	
Less Allowance for impairment					(44.4)	-	
Investments in associated companies, net					14.9	369.4	

* Dividend received for the half year ended June 30, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
			CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007				
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	97.8	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	153.6	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	15.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	50.4	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	3.4	-
Total					86.6	320.9	
Less Allowance for impairment					(71.7)	-	
Investments in associated companies, net					14.9	320.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

SEPARATE FINANCIAL STATEMENTS
JUNE 30, 2008

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	39.0
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	101.4
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	9.4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	28.33%	27.7	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	28.28%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	25.81%	14.9	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,096.0	
Less Allowance for impairment					(140.1)	
Investments in subsidiaries and associated companies, net					5,955.9	

* Dividend received for the half year ended June 30, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007 Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	37.9
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	81.1
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,123.3	
Less Allowance for impairment					(167.4)	
Investments in subsidiaries and associated companies, net					5,955.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated balance sheets as at June 30, 2008 and December 31, 2007 and the consolidated financial statements for the quarters and the half years ended June 30, 2008 and 2007 included interests in the equity of associated companies. The summarized financial information of these companies are as follows :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,266.1	3,832.6	-	4,041.8	3,664.8	-
Processing Center Co., Ltd.	671.0	110.6	-	633.9	135.5	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	360.4	587.6	(64.4)	332.5	539.5	(97.0)
Thai Polymer Textile Co., Ltd.	960.3	2,705.8	(493.6)	957.5	2,671.9	(777.1)
Thai Taffeta Textile Co., Ltd.	510.8	664.4	(39.6)	440.5	594.5	(64.4)
National ITMX Co., Ltd.	291.6	232.4	-	379.8	322.6	-
PCC Capital Co., Ltd.*	260.7	9.4	-	217.4	4.0	-
Thai Digital ID Co., Ltd.*	12.3	3.1	-	64.7	3.6	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	June 30, 2008			June 30, 2007		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	271.0	11.7	-	269.4	20.8	-
Processing Center Co., Ltd.	127.6	46.2	-	109.9	38.1	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	99.1	(10.6)	(3.0)	62.4	(12.4)	(5.8)
Thai Polymer Textile Co., Ltd.	82.3	(15.5)	(4.4)	64.0	(61.0)	(27.7)
Thai Taffeta Textile Co., Ltd.	88.7	1.0	0.3	53.8	(6.1)	(2.5)
National ITMX Co., Ltd.	5.8	(44.4)	-	43.1	(0.1)	-
PCC Capital Co., Ltd.**	58.6	37.9	-	24.3	8.4	-
Thai Digital ID Co., Ltd.**	21.1	8.1	-	20.5	9.5	-

* The consolidated financial statements as at June 30, 2008 and December 31, 2007 determined from associated companies' financial information as at December 31, 2007 and 2006, respectively.

** The consolidated financial statements for the quarters ended June 30, 2008 and 2007 determined from associated companies' financial information for the years ended December 31, 2007 and 2006, respectively.

Million Baht

Company	Revenue	June 30, 2008 Profit (Loss)	Unrecognized Share of Loss	Revenue	June 30, 2007 Profit (Loss)	Unrecognized Share of Loss
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED					
Associated companies						
BSL Leasing Co., Ltd.	563.7	44.9	-	526.9	45.1	-
Processing Center Co., Ltd.	257.6	94.4	-	215.2	65.8	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	173.2	(20.2)	(7.5)	147.0	(21.8)	(10.2)
Thai Polymer Textile Co., Ltd.	163.3	(29.3)	(10.7)	139.5	(119.3)	(54.1)
Thai Taffeta Textile Co., Ltd.	150.8	0.5	0.0	131.8	(11.6)	(4.9)
National ITMX Co., Ltd.	77.7	2.0	-	43.1	(0.1)	-
PCC Capital Co., Ltd.*	58.6	37.9	-	24.3	8.4	-
Thai Digital ID Co., Ltd.*	21.1	8.1	-	20.5	9.5	-

5.4.3 As at June 30, 2008 and December 31, 2007, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 1,782.2 million and Baht 2,282.9 million, respectively. Details and financial information of such investments are as follows (See Note 5.4.1) :

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital**	Direct and Indirect Share Holding	Total Assets**	Total Liabilities**
	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2008					
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	14,902.8	8,790.3
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,800.8	2,962.0
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

* The consolidated financial statements for the half years ended June 30, 2008 and 2007 determined from associated companies' financial information for the years ended December 31, 2007 and 2006, respectively.

** The consolidated financial statements as at June 30, 2008 determined from companies' financial information as at December 31, 2007.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Total Assets	Total Liabilities
		CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2007				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	14,902.8	8,790.3
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,800.8	2,982.0
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	30.61%	6,268.5	5,291.0
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS AND THE HALF YEARS ENDED *					
	June 30, 2008			June 30, 2007		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.6	0.7	-	1.9	0.9	-
TPT Petrochemical PCL.	16,483.6	(1,199.8)	-	15,280.2	(1,185.5)	-
Sammitr Motors Manufacturing PCL.	3,283.5	201.5	-	3,049.1	76.6	-
Kamolkij Co., Ltd.	-	-	-	3,702.8	(8.2)	-
Quality Inn Co., Ltd.	-	-	-	1,444.9	221.9	-
Better Rice Co., Ltd.	-	-	-	171.4	(9.2)	(2.8)
UMC Metals Co., Ltd.	6,414.0	264.4	-	5,322.0	302.0	-
CBNP (Thailand) Co., Ltd.	125.5	(470.4)	(97.8)	81.1	(577.8)	(120.2)

* The consolidated financial statements for the quarters and the half years ended June 30, 2008 and 2007 determined from companies' financial information for the years ended December 31, 2007 and 2006, respectively.

In addition, if the Bank had applied the equity method to the aforementioned investments, the consolidated balance sheets as at June 30, 2008 and December 31, 2007, the consolidated statements of income for the quarters and the half years ended June 30, 2008 and 2007, and the consolidated statements of changes in shareholders' equity for the half years ended June 30, 2008 and 2007, would have been impacted as follows :

	Million Baht	
	Increase (Decrease)	
	2008	2007
CONSOLIDATED BALANCE SHEET		
AS AT JUNE 30, 2008 AND DECEMBER 31, 2007		
Assets		
Investments in subsidiaries and associated companies, net	(592.6)	281.2
Shareholders' equity		
Foreign exchange adjustment	(24.5)	(26.4)
Unrealized increment per assets appraisal	1,228.8	3,206.1
Retained earnings - Unappropriated	(1,796.9)	(2,898.5)
CONSOLIDATED STATEMENTS OF INCOME		
FOR THE QUARTERS ENDED JUNE 30,		
Non-interest income		
Equity in undistributed net income of associated companies	(392.0)	-
Net income	(392.0)	-
Earnings per share (Baht)	(0.21)	-
CONSOLIDATED STATEMENTS OF INCOME		
FOR THE HALF YEARS ENDED JUNE 30,		
Non-interest income		
Gain (loss) on investments, net	1,347.5	-
Equity in undistributed net income of associated companies	(245.9)	9.3
Net income	1,101.6	9.3
Earnings per share (Baht)	0.58	0.01
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
FOR THE HALF YEARS ENDED JUNE 30,		
Beginning balance as at January 1,		
Foreign exchange adjustment	(26.4)	(31.5)
Unrealized increment per assets appraisal	3,206.1	3,218.6
Unrealized gains on investment	-	0.7
Retained earnings - Unappropriated	(2,898.5)	(2,711.0)

5.4.4 As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Agriculture and mining	-	-	-	-
Manufacturing and commercial	1,854.5	2,355.3	1,854.5	2,355.3
Real estate and construction	200.8	200.8	200.8	200.8
Utilities and services	16.7	18.2	16.7	18.2
Others	2,160.9	2,397.9	2,160.9	2,397.9
Total	4,232.9	4,972.2	4,232.9	4,972.2

5.4.5 Gains and losses related to investments included in statement of income for the quarters and the half years ended June 30, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2008		June 30, 2007	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	24.0	(26.2)	87.5	(15.3)
Gains (losses) on sales of available-for-sale securities	94.0	(12.0)	233.4	(0.0)
Gains on sales of general investments	15.6	-	1,315.7	-
Unrealized losses on revaluation of trading securities	-	(27.5)	-	(49.7)
Losses on impairment of investments	-	(112.1)	-	-
Gains on capital recovery from equity securities of general investments	0.6	-	0.6	-
Gains on capital recovery from equity securities of available-for-sale securities	-	-	85.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	0.7	(48.5)	43.8	-

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2008		June 30, 2007	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	128.9	(33.2)	126.8	(26.0)
Gains (losses) on sales of available-for-sale securities	406.9	(13.4)	248.6	(12.4)
Gains on sales of general investments	820.7	-	1,325.4	-
Gains on sales of investment in subsidiaries and associated companies	40.0	-	-	-
Unrealized gain (losses) on revaluation of trading securities	-	(67.5)	4.0	(21.0)
Losses on impairment of investments	-	(1,532.0)	-	(95.8)
Gains (losses) on capital recovery from equity securities of general investments	3.5	(0.9)	0.6	-
Gains on capital recovery from equity securities of available-for-sale securities	-	-	85.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	25.7	(48.5)	55.8	-

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2008		June 30, 2007	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	23.8	(22.8)	83.7	(14.6)
Gains (losses) on sales of available-for-sale securities	93.8	(12.0)	233.1	(0.0)
Gains on sales of general investments	15.6	-	1,315.7	-
Unrealized losses on revaluation of trading securities	-	(27.5)	-	(54.1)
Losses on impairment of investments	-	(112.1)	-	-
Gains on capital recovery from equity securities of general investments	0.6	-	0.6	-
Gains on capital recovery from equity securities of available-for-sale securities	-	-	85.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	0.7	(48.5)	43.8	-

	Million Baht			
	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2008		June 30, 2007	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	126.0	(28.2)	123.0	(25.0)
Gains (losses) on sales of available-for-sale securities	406.8	(13.4)	248.3	(12.4)
Gains on sales of general investments	820.7	-	1,325.4	-
Gains on sales of investment in subsidiaries and associated companies	40.0	-	-	-
Unrealized losses on revaluation of trading securities	-	(66.9)	-	(33.5)
Losses on impairment of investments	-	(1,532.0)	-	(95.8)
Gains (losses) on capital recovery from equity securities of general investments	3.5	(0.9)	0.6	-
Gains on capital recovery from equity securities of available-for-sale securities	-	-	85.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	25.7	(48.5)	55.8	-

5.5 Loans and accrued interest receivable

5.5.1 Classified by product type as at June 30, 2008 and December 31, 2007 :

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Overdrafts	108,875.2	106,245.5	107,918.3	105,230.8
Loans	747,029.2	687,837.2	739,355.2	681,713.3
Bills	316,513.5	247,737.6	314,170.2	248,193.0
Others	248.6	253.9	248.6	253.9
Total	1,172,666.5	1,042,074.2	1,161,692.3	1,035,391.0
Add Accrued interest receivable	2,540.7	3,093.1	2,499.8	3,071.9
Less Allowance for doubtful accounts	(63,213.0)	(63,386.8)	(62,586.1)	(62,916.2)
Revaluation allowance for debt restructuring	(3,268.6)	(4,082.5)	(3,268.6)	(4,082.5)
Total	1,108,725.6	977,698.0	1,098,337.4	971,464.2

5.5.2 Classified by remaining maturity as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Up to 1 year*	728,468.9	624,139.6	720,682.1	619,842.6
Over 1 year	444,197.6	417,934.6	441,010.2	415,548.4
Total	1,172,666.5	1,042,074.2	1,161,692.3	1,035,391.0
Add Accrued interest receivable	2,540.7	3,093.1	2,499.8	3,071.9
Total	1,175,207.2	1,045,167.3	1,164,192.1	1,038,462.9

5.5.3 Classified by currency and customer's residence as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	904,393.9	3,167.6	907,561.5	823,533.6	2,823.4	826,357.0
USD	47,131.2	104,870.2	152,001.4	29,840.4	90,864.2	120,704.6
Others	7,344.1	105,759.5	113,103.6	5,512.2	89,500.4	95,012.6
	958,869.2	213,797.3	1,172,666.5	858,886.2	183,188.0	1,042,074.2
Add Accrued interest receivable			2,540.7			3,093.1
Total			1,175,207.2			1,045,167.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	908,301.9	3,167.6	911,469.5	827,929.8	2,823.4	830,753.2
USD	47,131.2	102,435.5	149,566.7	29,840.4	89,012.3	118,852.7
Others	7,344.1	93,312.0	100,656.1	5,512.2	80,272.9	85,785.1
	962,777.2	198,915.1	1,161,692.3	863,282.4	172,108.6	1,035,391.0
Add Accrued interest receivable			2,499.8			3,071.9
Total			1,164,192.1			1,038,462.9

* Including past-due contracts

5.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2008 and December 31, 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	31,764.1	582.0	294.0	208.9	989.8	33,838.8
Manufacturing and commercial	587,146.3	17,922.0	5,765.0	6,582.5	50,328.3	667,744.1
Real estate and construction	100,626.9	4,880.7	911.9	1,366.4	6,726.3	114,512.2
Utilities and services	131,505.9	2,021.6	335.2	537.1	2,493.4	136,893.2
Housing loans	103,112.8	901.3	473.1	953.9	2,973.9	108,415.0
Others	106,558.4	2,211.2	299.0	969.7	1,224.9	111,263.2
	1,060,714.4	28,518.8	8,078.2	10,618.5	64,736.6	1,172,666.5
Add Accrued interest receivable						2,540.7
Total						1,175,207.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	21,010.3	562.2	394.6	571.0	646.0	23,184.1
Manufacturing and commercial	517,983.0	11,552.0	6,396.6	5,914.6	46,913.0	588,759.2
Real estate and construction	88,659.0	3,403.1	1,275.1	1,088.8	6,972.4	101,398.4
Utilities and services	120,701.6	790.9	933.9	678.5	2,507.2	125,612.1
Housing loans	98,604.8	816.3	470.1	933.9	2,978.4	103,803.5
Others	93,441.4	2,449.9	137.8	770.5	2,517.3	99,316.9
	940,400.1	19,574.4	9,608.1	9,957.3	62,534.3	1,042,074.2
Add Accrued interest receivable						3,093.1
Total						1,045,167.3

Million Baht

SEPARATE FINANCIAL STATEMENTS
JUNE 30, 2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	31,107.2	582.0	294.0	208.9	989.8	33,181.9
Manufacturing and commercial	577,296.6	17,718.4	5,730.0	6,514.4	50,051.9	657,311.3
Real estate and construction	99,229.2	4,880.7	861.0	1,366.4	6,725.7	113,063.0
Utilities and services	130,755.9	2,021.6	335.2	537.1	2,493.4	136,143.2
Housing loans	102,994.9	901.3	464.0	949.5	2,967.2	108,276.9
Others	109,128.9	2,211.2	248.3	902.7	1,224.9	113,716.0
	1,050,512.7	28,315.2	7,932.5	10,479.0	64,452.9	1,161,692.3
Add Accrued interest receivable						2,499.8
Total						1,164,192.1

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	20,437.0	489.3	394.6	571.0	646.0	22,537.9
Manufacturing and commercial	510,649.7	11,481.9	6,243.8	5,914.6	46,718.1	581,008.1
Real estate and construction	87,620.0	3,403.1	1,219.8	1,088.8	6,972.4	100,304.1
Utilities and services	119,979.9	790.9	933.9	678.5	2,507.2	124,890.4
Housing loans	98,487.2	816.3	456.8	930.8	2,971.8	103,662.9
Others	97,114.8	2,449.9	137.8	767.8	2,517.3	102,987.6
	934,288.6	19,431.4	9,386.7	9,951.5	62,332.8	1,035,391.0
Add Accrued interest receivable						3,071.9
Total						1,038,462.9

5.5.5 As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,063,071.2	490,429.7	1	4,884.0
Special mentioned	28,677.7	13,831.8	2	276.6
Substandard	8,103.2	1,585.0	100	1,744.3
Doubtful	10,618.5	3,377.5	100	3,722.6
Doubtful of loss	64,736.6	32,596.3	100	38,016.0
Total	1,175,207.2	541,820.3		48,643.5
Add Allowance for doubtful accounts which exceed the provision required by the BOT				14,569.5
Total				63,213.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	943,337.0	418,968.3	1	4,169.1
Special mentioned	19,713.1	9,707.1	2	194.1
Substandard	9,634.3	3,110.4	100	3,310.0
Doubtful	9,957.0	3,381.3	100	3,792.2
Doubtful of loss	62,525.9	33,145.1	100	36,598.5
Total	1,045,167.3	468,312.2		48,063.9
Add Allowance for doubtful accounts which exceed the provision required by the BOT				15,322.9
Total				63,386.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,052,828.4	481,182.9	1	4,811.1
Special mentioned	28,474.1	13,628.3	2	272.6
Substandard	7,957.7	1,550.4	100	1,709.8
Doubtful	10,479.0	3,238.0	100	3,583.1
Doubtful of loss	64,452.9	32,324.1	100	37,743.8
Total	1,164,192.1	531,923.7		48,120.4
Add Allowance for doubtful accounts which exceed the provision required by the BOT				14,465.7
Total				62,586.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	937,199.2	413,755.3	1	4,136.8
Special mentioned	19,569.7	9,564.4	2	191.3
Substandard	9,409.7	2,948.1	100	3,147.6
Doubtful	9,951.5	3,375.8	100	3,786.6
Doubtful of loss	62,332.8	32,963.0	100	36,416.3
Total	1,038,462.9	462,606.6		47,678.6
Add Allowance for doubtful accounts which exceed the provision required by the BOT				15,237.6
Total				62,916.2

5.5.6 As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had unearned discounts as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Unearned discounts	614.4	490.2	568.9	459.3

5.5.7 As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
NPLs before allowance for doubtful accounts	83,433.3	82,099.7	82,864.4	81,671.0
NPLs as percentage of total loans	7.1	7.9	7.0	7.9
Net NPLs after allowance for doubtful accounts	36,760.6	34,469.1	36,638.0	34,390.5
Net NPLs as percentage of net total loans	3.2	3.5	3.2	3.5

5.5.8 As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	16.6	16.6	-	-
Listed companies identified for delisting	10	5,889.0	1,187.6	4,406.3	4,406.3
Total	11	5,905.6	1,204.2	4,406.3	4,406.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	2.4	23.7	23.7
Listed companies identified for delisting	10	5,764.9	1,246.0	4,385.5	4,385.5
Total	11	5,790.9	1,248.4	4,409.2	4,409.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008				
	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	16.6	16.6	-	-
Listed companies identified for delisting	10	5,889.0	1,187.6	4,406.3	4,406.3
Total	11	5,905.6	1,204.2	4,406.3	4,406.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007				
	No. of Companies	Outstanding Balance	Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	2.4	23.7	23.7
Listed companies identified for delisting	10	5,764.9	1,246.0	4,385.5	4,385.5
Total	11	5,790.9	1,248.4	4,409.2	4,409.2

5.5.9 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses

less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case wherebylosses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at June 30, 2008 and December 31, 2007, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,107.1 million and Baht 1,993.4 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2008 in the amount of Baht 25,499.0 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2007 in the amount of Baht 25,499.0 million, and for the year ended December 31, 2007, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 16.7 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2007 in the amount of Baht 25,515.7 million.

As at June 30, 2008, December 31, 2007 and June 30, 2007, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 14,527.6 million, Baht 15,274.6 million and Baht 15,669.3 million, respectively (See Note 5.4.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not

being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the half year ended June 30, 2008 and for the year ended December 31, 2007, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 747.0 million and Baht 1,141.0 million, respectively (See Note 5.4.1).

5.5.10 As at June 30, 2008 and December 31, 2007, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	1,063,071.2	-	-	-	1,063,071.2
Special mentioned	28,677.7	-	-	-	28,677.7
Substandard	8,103.2	-	-	-	8,103.2
Doubtful	10,618.5	-	-	-	10,618.5
Doubtful of loss	64,736.6	8,904.3	2,609.5	1,063.1	77,313.5
Loss	-	-	-	-	-
Total	1,175,207.2	8,904.3	2,609.5	1,063.1	1,187,784.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	943,337.0	-	-	-	943,337.0
Special mentioned	19,713.1	-	-	-	19,713.1
Substandard	9,634.3	-	-	-	9,634.3
Doubtful	9,957.0	-	-	-	9,957.0
Doubtful of loss	62,525.9	5,255.3	2,628.1	1,081.5	71,490.8
Loss	-	-	-	-	-
Total	1,045,167.3	5,255.3	2,628.1	1,081.5	1,054,132.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	1,052,828.4	-	-	-	1,052,828.4
Special mentioned	28,474.1	-	-	-	28,474.1
Substandard	7,957.7	-	-	-	7,957.7
Doubtful	10,479.0	-	-	-	10,479.0
Doubtful of loss	64,452.9	8,904.3	2,129.9	1,063.1	76,550.2
Loss	-	-	-	-	-
Total	1,164,192.1	8,904.3	2,129.9	1,063.1	1,176,289.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	937,199.2	-	-	-	937,199.2
Special mentioned	19,569.7	-	-	-	19,569.7
Substandard	9,409.7	-	-	-	9,409.7
Doubtful	9,951.5	-	-	-	9,951.5
Doubtful of loss	62,332.8	5,240.1	2,125.0	1,081.5	70,779.4
Loss	-	-	-	-	-
Total	1,038,462.9	5,240.1	2,125.0	1,081.5	1,046,909.5

5.5.11 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2008 and 2007, classified into the restructuring methods are as follows :

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008				
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	137	1,338.7	Land, building, condominium, machinery	1,336.7
Debt-equity conversion	1	26.7	Share capital	26.7
Debt restructuring in various forms	9,066	22,033.4		
Total	9,204	23,398.8		

The weighted average tenure of the above mentioned restructuring is 4.1 years; and the total debt outstanding after debt restructuring is Baht 23,398.8 million.

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007				
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	120	1,400.9	Land, building	1,400 5
Debt restructuring in various forms	10,912	21,557.6		
Total	11,032	22,958.5		

The weighted average tenure of the above mentioned restructuring is 3.5 years; and the total debt outstanding after debt restructuring is Baht 22,957.2 million.

For the quarter and the half year ended June 30, 2008, the Bank recognized interest income from restructured debts amounting to Baht 1,434.9 million and Baht 2,824.1 million, respectively.

For the quarter and the half year ended June 30, 2007, the Bank recognized interest income from restructured debts amounting to Baht 1,461.3 million and Baht 2,872.3 million, respectively.

As at June 30, 2008 and December 31, 2007, the Bank had balance of loan to restructured debtors amounting to Baht 119,143.8 million and Baht 123,301.3 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the half years ended June 30, 2008 and 2007 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

5.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2008 and December 31, 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,169.1	194.1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8
Doubtful accounts	714.9	82.5	(1,565.7)	(69.6)	1,417.5	3,231.3	3,810.9
Bad debt recovered	-	-	-	-	-	720.9	720.9
Bad debt written off	-	-	-		-	(4,787.7)	(4,787.7)
Others	-	-	-	-	-	82.1	82.1
Ending balance	4,884.0	276.6	1,744.3	3,722.6	38,016.0	14,569.5	63,213.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,587.3	104.7	5,150.4	8,627.1	33,760.2	14,804.8	67,034.5
Doubtful accounts	(418.2)	89.4	(1,840.4)	(4,834.3)	2,838.3	10,230.9	6,065.7
Bad debt recovered	-	-	-	-	-	702.4	702.4
Bad debt written off	-	-	-	(0.6)	-	(9,915.4)	(9,916.0)
Others	-	-	-	-	-	(499.8)	(499.8)
Ending balance	4,169.1	194.1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,136.8	191.3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2
Doubtful accounts	674.3	81.3	(1,437.8)	(203.5)	1,327.5	3,225.9	3,667.7
Bad debt recovered	-	-	-	-	-	714.5	714.5
Bad debt written off	-	-	-	-	-	(4,787.7)	(4,787.7)
Others	-	-	-	-	-	75.4	75.4
Ending balance	4,811.1	272.6	1,709.8	3,583.1	37,743.8	14,465.7	62,586.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007						
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,579.2	104.3	5,040.2	8,621.2	33,712.7	14,748.6	66,806.2
Doubtful accounts	(442.4)	87.0	(1,892.6)	(4,834.6)	2,703.6	10,206.6	5,827.6
Bad debt recovered	-	-	-	-	-	699.7	699.7
Bad debt written off	-	-	-	-	-	(9,915.4)	(9,915.4)
Others	-	-	-	-	-	(501.9)	(501.9)
Ending balance	4,136.8	191.3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2

As at June 30, 2008, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 63,213.0 million and Baht 62,586.1 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2007, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 63,386.8 million and Baht 62,916.2 million in the consolidated and the separate financial statements, respectively.

As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries recorded allowances for doubtful accounts in excess of 14,569.5 million and Baht 15,322.9 million, respectively, in the consolidated financial statements, and of Baht 14,465.7 million and Baht 15,237.6 million, respectively, in the separate financial statements (See Note 4.6).

5.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at June 30, 2008 and December 31, 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Beginning balance	4,082.5	4,666.8	4,082.5	4,666.8
Increase during the period	722.5	779.1	722.5	779.1
Write off/ decrease during the period	(1,536.4)	(1,363.4)	(1,536.4)	(1,363.4)
Ending balance	3,268.6	4,082.5	3,268.6	4,082.5

5.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2008 and December 31, 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

Type of Properties Foreclosed	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	48,544.7	1,726.0	(3,520.4)	46,750.3
Movable assets	310.6	1.0	(34.1)	277.5
Total	48,855.3	1,727.0	(3,554.5)	47,027.8
Others	50.8	-	(50.8)	-
Total properties foreclosed	48,906.1	1,727.0	(3,605.3)	47,027.8
Less Allowance for impairment	(8,605.6)	(345.8)	135.0	(8,816.4)
Total properties foreclosed, net	40,300.5	1,381.2	(3,470.3)	38,211.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

Type of Properties Foreclosed	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	51,228.0	2,676.3	(5,359.6)	48,544.7
Movable assets	359.1	0.3	(48.8)	310.6
Total	51,587.1	2,676.6	(5,408.4)	48,855.3
Others	78.9	-	(28.1)	50.8
Total properties foreclosed	51,666.0	2,676.6	(5,436.5)	48,906.1
Less Allowance for impairment	(8,260.3)	(547.6)	202.3	(8,605.6)
Total properties foreclosed, net	43,405.7	2,129.0	(5,234.2)	40,300.5

Type of Properties Foreclosed	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2008 Million Baht			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	41,031.2	1,726.0	(3,046.9)	39,710.3
Movable assets	310.6	1.0	(34.1)	277.5
Total	41,341.8	1,727.0	(3,081.0)	39,987.8
Others	50.8	-	(50.8)	-
Total properties foreclosed	41,392.6	1,727.0	(3,131.8)	39,987.8
Less Allowance for impairment	(7,606.7)	(344.4)	110.2	(7,840.9)
Total properties foreclosed, net	33,785.9	1,382.6	(3,021.6)	32,146.9

Type of Properties Foreclosed	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2007 Million Baht			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	43,116.8	2,631.6	(4,717.2)	41,031.2
Movable assets	359.1	0.3	(48.8)	310.6
Total	43,475.9	2,631.9	(4,766.0)	41,341.8
Others	78.9	-	(28.1)	50.8
Total properties foreclosed	43,554.8	2,631.9	(4,794.1)	41,392.6
Less Allowance for impairment	(7,277.0)	(519.5)	189.8	(7,606.7)
Total properties foreclosed, net	36,277.8	2,112.4	(4,604.3)	33,785.9

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2008 and December 31, 2007 are presented in Note 5.5.10.

In accordance with the BOT's circular letter regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004, the Bank is required to disclose transactions according to the criteria stated in such circular letter. For the quarters and the half years ended June 30, 2008 and 2007, the transactions of the Bank and subsidiaries are as follows :

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2008 Million Baht		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	39.4	0.5	-
Sale to public	Per cost recovery	-	456.0	(61.5)

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2008

Type of Sale of Properties Foreclosed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	39.4	10.3	-
Sale to public	Per cost recovery	-	801.9	(147.4)

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2007

Type of Sale of Properties Foreclosed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.3	-
Sale to public	Per cost recovery	-	375.5	(44.6)

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2007

Type of Sale of Properties Foreclosed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.4	-
Sale to public	Per cost recovery	-	601.8	(68.9)

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2008

Type of Sale of Properties Foreclosed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	39.4	0.5	-
Sale to public	Per cost recovery	-	430.5	(61.2)

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	39.4	10.3	-
Sale to public	Per cost recovery	-	756.3	(109.4)

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.3	-
Sale to public	Per cost recovery	-	367.1	(43.7)

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	50.8	4.4	-
Sale to public	Per cost recovery	-	588.3	(66.0)

5.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2008 and December 31, 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

	Cost					Accumulated Depreciation						
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Allowance for Impairment	Premises and Equipment (Net)
Land												
Cost	6,788.4	-	-	89.6	6,878.0	-	-	-	-	-	-	6,878.0
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	-	(1,111.0)
Premises												
Cost	8,860.8	2.1	(0.0)	68.5	8,931.4	5,798.6	152.1	-	43.6	5,994.3	-	2,937.1
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,966.4	450.0	-	-	14,416.4	-	5,948.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(106.2)	(4.9)	-	-	(111.1)	-	(86.4)
Equipment	19,058.1	875.7	(45.1)	14.1	19,902.8	14,394.7	926.6	(43.1)	8.6	15,286.8	0.6	4,615.4
Others	286.7	433.0	(166.7)	-	553.0	-	-	-	-	-	-	553.0
Total	64,242.6	1,310.8	(211.8)	172.2	65,513.8	34,053.5	1,523.8	(43.1)	52.2	35,586.4	0.6	29,926.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,819.0	37.1	-	(67.7)	6,788.4	-	-	-	-	-	6,788.4
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,782.6	105.9	(0.1)	(27.6)	8,860.8	5,530.9	279.2	(0.1)	(11.4)	5,798.6	3,062.2
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	902.5	-	-	13,966.4	6,398.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(96.4)	(9.8)	-	-	(106.2)	(91.3)
Equipment	17,456.4	1,754.5	(108.0)	(44.8)	19,058.1	12,677.1	1,853.4	(97.5)	(38.3)	14,394.7	4,663.4
Others	162.2	697.5	(573.1)	0.1	286.7	-	-	-	-	-	286.7
Total	62,468.8	2,595.0	(681.2)	(140.0)	64,242.6	31,175.5	3,025.3	(97.6)	(49.7)	34,053.5	30,189.1

As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 10,483.4 million and Baht 9,765.7 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS

JUNE 30, 2008

	Cost					Accumulated Depreciation						
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depreciation	Disposal/ Transfer	Others	Ending Balance	Allowance for Impairment	Premises and Equipment (Net)
Land												
Cost	6,781.1	-	-	89.6	6,870.7	-	-	-	-	-	-	6,870.7
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	-	(1,111.0)
Premises												
Cost	8,725.5	2.1	-	66.8	8,794.4	5,738.5	150.8	-	42.9	5,932.2	-	2,862.2
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,966.4	450.0	-	-	14,416.4	-	5,948.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(106.2)	(4.9)	-	-	(111.1)	-	(86.4)
Equipment	18,770.7	837.2	(44.7)	13.1	19,576.3	14,192.8	904.2	(42.8)	8.1	15,062.3	0.6	4,513.4
Others	285.4	418.5	(164.9)	-	539.0	-	-	-	-	-	-	539.0
Total	63,811.3	1,257.8	(209.6)	169.5	65,029.0	33,791.5	1,500.1	(42.8)	51.0	35,299.8	0.6	29,728.6

Million Baht

SEPARATE FINANCIAL STATEMENTS

DECEMBER 31, 2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,811.7	37.1	-	(67.7)	6,781.1	-	-	-	-	-	6,781.1
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,649.8	102.7	(0.1)	(26.9)	8,725.5	5,473.3	276.5	(0.1)	(11.2)	5,738.5	2,987.0
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	902.5	-	-	13,966.4	6,398.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(96.4)	(9.8)	-	-	(106.2)	(91.3)
Equipment	17,199.4	1,708.9	(92.9)	(44.7)	18,770.7	12,505.2	1,811.0	(85.3)	(38.1)	14,192.8	4,577.9
Others	157.2	689.4	(561.2)	-	285.4	-	-	-	-	-	285.4
Total	62,066.7	2,538.1	(654.2)	(139.3)	63,811.3	30,946.0	2,980.2	(85.4)	(49.3)	33,791.5	30,019.8

As at June 30, 2008 and December 31, 2007, the Bank had equipment, fully depreciated but still in use, at the original cost amounting to Baht 10,308.1 million, and Baht 9,614.9 million, respectively.

5.10 Deposits

5.10.1 Classified by product as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Demand	57,061.2	55,458.1	56,025.9	54,237.0
Savings	514,042.7	514,087.1	514,202.7	514,319.1
Fixed				
Up to 6 months	442,164.6	366,721.5	441,003.6	366,116.0
6 months-less than 1 year	80,897.3	89,227.3	81,162.6	86,594.8
1 year and over	181,819.3	250,066.9	174,283.4	244,941.5
Negotiable certificates of deposit	2,623.9	1,810.4	1,379.6	860.0
Total	1,278,609.0	1,277,371.3	1,268,057.8	1,267,068.4

5.10.2 Classified by remaining maturity as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Up to 1 year	1,273,495.9	1,272,919.2	1,263,159.3	1,262,852.2
Over 1 year	5,113.1	4,452.1	4,898.5	4,216.2
Total	1,278,609.0	1,277,371.3	1,268,057.8	1,267,068.4

5.10.3 Classified by currency and customer's residence as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,115,812.7	46,477.2	1,162,289.9	1,122,506.4	43,802.5	1,166,308.9
USD	13,336.2	37,783.9	51,120.1	15,471.7	37,368.6	52,840.3
Others	5,564.0	59,635.0	65,199.0	4,775.4	53,446.7	58,222.1
Total	1,134,712.9	143,896.1	1,278,609.0	1,142,753.5	134,617.8	1,277,371.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,116,075.7	46,477.0	1,162,552.7	1,122,869.7	43,802.3	1,166,672.0
USD	13,280.0	38,442.4	51,722.4	15,431.2	37,345.1	52,776.3
Others	5,466.8	48,315.9	53,782.7	4,666.4	42,953.7	47,620.1
Total	1,134,822.5	133,235.3	1,268,057.8	1,142,967.3	124,101.1	1,267,068.4

5.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.7	4,084.9	4,097.6	12.8	7,945.0	7,957.8
Commercial banks	838.7	4,769.4	5,608.1	763.7	3,125.3	3,839.0
Other banks	297.4	-	297.4	229.6	3,000.0	3,229.6
Finance companies, finance and securities companies, securities companies and credit foncier companies	844.1	176.0	1,020.1	952.7	156.6	1,109.3
Other financial institutions	4,704.4	213.3	4,917.7	3,521.5	684.1	4,205.6
Total domestic items	6,697.3	9,243.6	15,940.9	5,480.3	14,911.0	20,391.3
Foreign items						
USD	1,742.2	15,506.5	17,248.7	1,157.1	15,468.6	16,625.7
JPY	1.1	1,524.7	1,525.8	4.5	479.7	484.2
Others	3,223.3	25,923.2	29,146.5	2,802.6	23,852.6	26,655.2
Total foreign items	4,966.6	42,954.4	47,921.0	3,964.2	39,800.9	43,765.1
Total domestic and foreign items	11,663.9	52,198.0	63,861.9	9,444.5	54,711.9	64,156.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.7	4,084.9	4,097.6	12.8	7,945.0	7,957.8
Commercial banks	838.7	4,769.4	5,608.1	763.7	3,125.3	3,889.0
Other banks	297.4	-	297.4	229.6	3,000.0	3,229.6
Finance companies, finance and securities companies, securities companies and credit foncier companies	865.1	176.0	1,041.1	992.4	156.6	1,149.0
Other financial institutions	4,704.4	213.3	4,917.7	3,521.5	684.1	4,205.6
Total domestic items	6,718.3	9,243.6	15,961.9	5,520.0	14,911.0	20,431.0
Foreign items						
USD	1,754.6	15,502.3	17,256.9	1,160.1	10,526.5	11,686.6
JPY	6.6	1,524.7	1,531.3	10.7	479.7	490.4
Others	3,256.4	24,225.7	27,482.1	2,809.4	22,689.9	25,499.3
Total foreign items	5,017.6	41,252.7	46,270.3	3,980.2	33,696.1	37,676.3
Total domestic and foreign items	11,735.9	50,496.3	62,232.2	9,500.2	48,607.1	58,107.3

5.12 Borrowings

5.12.1 Classified by types of securities and sources of fund as at June 30, 2008 and December 31, 2007, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,078.7	15,078.7	-	15,198.8	15,198.8
Bills of exchange	65,143.0	-	65,143.0	33,389.1	-	33,389.1
Borrowings under repurchased agreement	200.0	-	200.0	-	-	-
Others	257.0	1,005.7	1,262.7	272.5	660.7	933.2
Less Discount on borrowings	-	(6,783.5)	(6,783.5)	-	(6,805.7)	(6,805.7)
Total	65,600.0	9,300.9	74,900.9	33,661.6	9,053.8	42,715.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,078.7	15,078.7	-	15,198.8	15,198.8
Bills of exchange	65,143.0	-	65,143.0	33,389.1	-	33,389.1
Borrowings under repurchased agreement	200.0	-	200.0	-	-	-
Others	257.0	-	257.0	272.5	-	272.5
Less Discount on borrowings	-	(6,783.5)	(6,783.5)	-	(6,805.7)	(6,805.7)
Total	65,600.0	8,295.2	73,895.2	33,661.6	8,393.1	42,054.7

5.12.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2008 and December 31, 2007, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2008	December 31, 2007
Short-term borrowings					
Bills of exchange	THB	2008-2009	1.50% - 3.50%	65,143.0	33,389.1
Borrowings under repurchased agreement	THB	2008	3.15%	200.0	-
Others	MYR	2008	1.20% - 3.52%	1,005.7	660.7
	THB	2008	0.00%	10.0	22.5
Total short-term borrowings				66,358.7	34,072.3
Long-term borrowings					
Unsecured subordinated notes (Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,078.7	15,198.8
Others	THB	2009 - 2013	0.00% - 0.50%	247.0	250.0
Less Discount on borrowings				(6,783.5)	(6,805.7)
Total long-term borrowings				8,542.2	8,643.1
Total				74,900.9	42,715.4

Million Baht

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount June 30, 2008	December 31, 2007
Short-term borrowings					
Bills of exchange	THB	2008-2009	1.50% - 3.50%	65,143.0	33,389.1
Borrowings under repurchased agreement	THB	2008	3.15%	200.0	-
Others	THB	2008	0.00%	10.0	22.5
Total short-term borrowings				65,353.0	33,411.6
Long-term borrowings					
Unsecured subordinated notes (Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,078.7	15,198.8
Others	THB	2009 - 2013	0.00% - 0.50%	247.0	250.0
Less Discount on borrowings				(6,783.5)	(6,805.7)
Total long-term borrowings				8,542.2	8,643.1
Total				73,895.2	42,054.7

5.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25%

p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

The Bank has redeemed the remaining USD 33.1 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 0.5 million and USD 4.75 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002 respectively, and the remaining USD 27.85 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 266.9 million.

On June 23, 2008, the Bank redeemed the remaining USD 0.2 million of the 8.25% p.a. unsecured subordinated notes due in 2016 prior to maturity with the approval of the BOT.

5.14 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.17).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,862.8 million which have been gradually redeemed up to the full amount as at September 2007 (See Note 5.12).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds.

On April 25, 2008, the meeting of the Board of Directors of the Bank passed the resolutions to approved the issuance of bonds with a maturity of not exceeding 7 years for offering to the general public within the year 2008 in an amount not exceeding Baht 150,000 million according to the resolution of the 14th Annual Ordinary Meeting of Shareholders convened on April 12, 2007. The Bank may issue and offer the bonds in several issues at different times. The Board of Executive Directors shall be empowered to consider terms and conditions and other details for each issuance and offering of the aforementioned bonds.

5.15 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, terms and conditions and other details for the issue and offering of the bonds.

5.16 Provisions for off-balance sheet contingencies

As at June 30, 2008 and December 31, 2007, provisions for off-balance sheet contingencies are as follows :

	Million Baht	
	SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007
Beginning balance	1,271.0	730.0
Increase during the period	1,076.9	1,800.2
Written off/reversal during the period	(967.9)	(1,259.2)
Ending balance	1,380.0	1,271.0

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies as at June 30, 2008 and December 31, 2007 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.17 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at June 30, 2008 and December 31, 2007, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	June 30, 2008	December 31, 2007
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

- The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.18 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

Capital fund as at June 30, 2008 and December 31, 2007 are as follows :

		Million Baht
	June 30, 2008	December 31, 2007
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	12,500.0	12,000.0
Other reserves	41,500.0	36,500.0
Retained earnings after appropriation	4,258.2	4,005.7
Others	(1,182.2)	(1,463.9)
	132,510.6	126,476.4
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	2,852.0	3,071.4
Provision for assets classified as normal	10,218.7	4,167.3
Unrealized gain (net) on revaluation of available-for-sale equity securities	2,678.1	3,977.7
Long-term subordinated debt instruments		
Unsecured subordinated notes	8,884.7	8,932.2
	31,570.9	27,086.0
Total	164,081.5	153,562.4

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at June 30, 2008 and December 31, 2007, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	June 30, 2008	December 31, 2007
Total capital	13.8	14.5
Tier 1 capital	11.1	12.0
Tier 2 capital	2.7	2.5

5.19 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.20 Legal reserve and other reserves

5.20.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.20.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.21 The appropriation of the profit and the dividends payment

On April 12, 2007, the 14th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2006 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.
- The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,340.5 million on May 11, 2007.

On August 27, 2007, the meeting of the Board of Directors of the Bank No. 9/2007 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 27, 2007.

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 9, 2008.

5.22 Commitments

As at June 30, 2008 and December 31, 2007, the Bank and subsidiaries had commitments as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2008			December 31, 2007		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,547.2	114.8	2,662.0	2,260.3	173.1	2,433.4
Guarantees of loans	410.1	3,588.6	3,998.7	338.2	3,148.6	3,486.8
Underwriting commitments	-	-	-	-	-	-
Other guarantees	78,174.2	21,488.5	99,662.7	81,017.9	19,933.1	100,951.0
Liability under unmatured import bills	785.7	13,730.8	14,516.5	1,334.7	10,166.9	11,501.6
Letters of credit	884.8	49,274.6	50,159.4	1,095.1	34,670.4	35,765.5
Foreign exchange agreements						
Bought	24,467.5	356,140.2	380,607.7	8,560.4	287,070.6	295,631.0
Sold	24,050.0	511,428.5	535,478.5	7,735.6	442,035.8	449,771.4
Interest rate agreements						
Bought	1,800.0	1,189.6	2,989.6	1,800.0	-	1,800.0
Sold	1,800.0	1,189.6	2,989.6	1,800.0	-	1,800.0
Credit derivatives	-	1,676.6	1,676.6	-	1,688.4	1,688.4
Amount of unused bank overdraft	128,115.1	2,868.4	130,983.5	127,245.6	3,010.0	130,255.6
Others	1,135.0	6,280.1	7,415.1	435.0	1,132.1	1,567.1
Total	264,169.6	968,970.3	1,233,139.9	233,622.8	803,029.0	1,036,651.8

Million Baht

SEPARATE FINANCIAL STATEMENTS

	June 30, 2008			December 31, 2007		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,547.2	114.8	2,662.0	2,260.3	173.1	2,433.4
Guarantees of loans	405.0	3,563.4	3,968.4	338.2	3,148.6	3,486.8
Underwriting commitments	-	-	-	-	-	-
Other guarantees	78,151.2	20,448.8	98,600.0	80,987.6	18,912.5	99,900.1
Liability under unmatured import bills	785.7	13,459.6	14,245.3	1,334.7	9,986.7	11,321.4
Letters of credit	884.8	48,851.7	49,736.5	1,095.1	34,283.9	35,379.0
Foreign exchange agreements						
Bought	24,464.2	354,313.0	378,777.2	8,560.4	286,100.6	294,661.0
Sold	24,046.6	509,813.6	533,860.2	7,735.6	441,345.4	449,081.0
Interest rate agreements						
Bought	1,800.0	1,189.6	2,989.6	1,800.0	-	1,800.0
Sold	1,800.0	1,189.6	2,989.6	1,800.0	-	1,800.0
Credit derivatives	-	1,676.6	1,676.6	-	1,688.4	1,688.4
Amount of unused bank overdraft	128,115.1	1,719.5	129,834.6	127,245.6	1,984.6	129,230.2
Others	1,135.0	6,232.8	7,367.8	435.0	1,132.1	1,567.1
Total	264,134.8	962,573.0	1,226,707.8	233,592.5	798,755.9	1,032,348.4

5.23 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2008 and December 31, 2007 amounted to Baht 458.4 million and Baht 41,690.3 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2008 and December 31, 2007 amounted to Baht 19.2 million and Baht 13.6 million, respectively.

5.24 Litigation

As at June 30, 2008 and December 31, 2007, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.25 Related party transactions

As at June 30, 2008 and December 31, 2007, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at June 30, 2008 and December 31, 2007, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	JUNE 30, 2008		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	15,879.2	15,879.2	March 6, 2006 - December 31, 2025
Average month end balance	16,056.2	16,056.2	
Commitments			
Ending balance	3,599.3	3,599.3	March 21, 2006 - October 2, 2020
Average month end balance	3,579.2	3,579.2	
Other related parties			
Loans			
Ending balance	26,491.2	32,471.6	May 1, 2008 - November 17, 2025
Average month end balance	23,384.6	29,598.4	
Commitments			
Ending balance	5,873.1	5,875.9	February 25, 2008 - June 6, 2011
Average month end balance	5,960.0	5,964.3	

Million Baht

	DECEMBER 31, 2007		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	15,501.6	15,501.6	March 6, 2006 - December 31, 2025
Average month end balance	16,024.5	16,024.5	
Commitments			
Ending balance	1,873.1	1,873.1	March 21, 2006 - October 2, 2020
Average month end balance	2,340.2	2,340.2	
Other related parties			
Loans			
Ending balance	22,337.0	28,717.4	May 17, 2006 - November 17, 2025
Average month end balance	22,738.8	29,219.2	
Commitments			
Ending balance	7,370.6	7,374.4	October 29, 2007- January 27, 2011
Average month end balance	8,522.4	8,525.2	

For the half year ended June 30, 2008, the Bank charged interest at rates between 2.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 3.75% to 14.0%, on money market loans between 3.32% to 4.55%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

For the year ended December 31, 2007, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 1.0% to 14.0%, on money market loans between 3.55% to 4.85%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

As at June 30, 2008 and December 31, 2007, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 5,580.1 million and Baht 5,849.7 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at June 30, 2008 and December 31, 2007 are shown in Note 5.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the separate financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at June 30, 2008 and December 31, 2007 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd	-	-	5,980.4	6,380.4
Associated companies				
BSL Leasing Co., Ltd.	2,380.0	1,970.0	2,380.0	1,970.0
Thai Filament Finishing Co., Ltd.	166.3	166.3	166.3	166.3
Thai Polymer Textile Co., Ltd.	334.2	334.2	334.2	334.2
Thai Taffeta Textile Co., Ltd.	105.3	105.3	105.3	105.3

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Subsidiaries				
Bangkok Bank Berhad	-	-	1.2	2.3
Bualuang Securities PCL.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	10.3	33.9	10.3	33.9
National ITMX Co., Ltd.	0.3	-	0.3	-
Thai Filament Finishing Co., Ltd.	34.3	19.6	34.3	19.6
Thai Polymer Textile Co., Ltd.	3.5	5.5	3.5	5.5
Thai Taffeta Textile Co., Ltd.	6.1	3.6	6.1	3.6

In the consolidated and the separate financial statements as at June 30, 2008 and December 31, 2007, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
ACL Bank PCL.	28.5	27.6	28.5	27.6
Asia Cement PCL.	-	5.7	-	5.7
Bangkok Mitsubishi UFJ Lease Co., Ltd.	998.0	701.0	998.0	701.0
Thana Thep Printing Co., Ltd.	53.3	55.0	53.3	55.0
Toyota Leasing (Thailand) Co., Ltd.	9,000.0	4,500.0	9,000.0	4,500.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
ACL Bank PCL.	0.3	0.3	0.3	0.3
Asia Cement PCL.	436.9	436.9	436.9	436.9
Asia Lamp Industry Co., Ltd.	7.6	6.7	7.6	6.7
Aspac Co., Ltd.	3.5	1.7	3.5	1.7
Bangkok Mitsubishi UFJ Lease Co., Ltd.	8.8	114.0	8.8	114.0
Thana Thep Printing Co., Ltd.	0.7	1.1	0.7	1.1

As at June 30, 2008 and December 31, 2007, the Bank had deposits from related parties as follows :

		Million Baht
	June 30, 2008	**December 31, 2007**
Subsidiaries		
BBL (Cayman) Limited	666.8	655.2
Bangkok Bank Berhad	72.3	18.1
Sinnsuptawee Asset Management Co., Ltd.	252.2	357.1
BBL Asset Management Co., Ltd.	10.8	6.3
Bualuang Securities PCL.	20.9	39.6
Associated companies		
BSL Leasing Co., Ltd.	21.6	27.0
National ITMX Co., Ltd.	5.1	4.2
PCC Capital Co., Ltd.	10.6	67.4
Processing Center Co., Ltd.	107.5	52.8
WTA (Thailand) Co., Ltd.	0.0	0.0
Thai Digital ID Co., Ltd.	39.0	30.2
Thai Filament Finishing Co., Ltd.	4.2	33.0
Thai Polymer Textile Co., Ltd.	5.2	23.1
Thai Taffeta Textile Co., Ltd.	5.3	10.3
Related restructured debtors	2,218.9	2,352.0
Other related parties	7,421.5	6,867.8

As at June 30, 2008 and December 31, 2007, the Bank had assets, liabilities and commitments with related parties, and changes thereto, which can be summarized as follows :

	June 30, 2008	December 31, 2007	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	2,564.1	475.3	2,088.8
LOANS			
Subsidiaries	5,980.4	6,380.4	(400.0)
Associated companies	2,985.8	2,575.8	410.0
Related restructured debtors	15,879.2	15,501.6	377.6
Other related parties	23,505.4	19,761.2	3,744.2
Total	48,350.8	44,219.0	4,131.8
DEPOSITS			
Subsidiaries	1,023.0	1,076.3	(53.3)
Associated companies	198.5	248.0	(49.5)
Related restructured debtors	2,218.9	2,352.0	(133.1)
Other related parties	7,421.5	6,867.8	553.7
Total	10,861.9	10,544.1	317.8
BORROWINGS			
Subsidiaries	1,003.6	838.1	165.5
OTHER LIABILITIES			
Subsidiaries (Note 5.4)	1,591.0	1,591.0	-
COMMITMENTS			
Subsidiaries	2.7	3.8	(1.1)
Associated companies	54.5	62.6	(8.1)
Related restructured debtors	3,599.3	1,873.1	1,726.2
Other related parties	5,818.7	7,308.0	(1,489.3)
Total	9,475.2	9,247.5	227.7

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at June 30, 2008 and December 31, 2007, material accrued income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Subsidiaries				
Accrued interest receivable	-	-	8.5	17.4
Fees receivable	-	-	-	48.5
Accrued interest payable	-	-	0.4	6.6
Associated companies				
Accrued interest receivable	7.2	4.8	7.2	4.8
Accrued interest payable	0.1	1.1	0.1	1.1
Other related parties				
Accrued interest receivable	118.6	127.3	118.6	127.3
Accrued interest payable	20.0	51.9	20.0	51.9

For the half years ended June 30, 2008 and 2007, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Subsidiaries				
Interest and discount received	-	-	187.8	198.4
Fees and service income	-	-	234.9	103.2
Dividend income	-	-	140.4	19.5
Other income	-	-	1.1	0.3
Interest paid	-	-	49.4	23.9
Other expenses	-	-	18.5	2.8
Associated companies				
Interest and discount received	65.4	50.5	65.4	50.5
Fees and service income	1.0	0.9	1.0	0.9
Dividend income	11.0	5.1	11.0	5.1
Other income	7.1	0.0	7.1	0.0
Interest paid	2.0	1.0	2.0	1.0
Other expenses	51.7	52.8	51.7	52.8
Other related parties				
Interest and discount received	846.8	917.7	846.8	917.7
Fees and service income	18.7	14.1	18.7	14.1
Interest paid	65.3	88.6	65.3	88.6
Other expenses	327.3	178.2	327.3	178.2

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED - REVIEWED"

Million Baht

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(46.6)	(109.3)
Items to reconcile net loss to cash received (paid) from operating activities		
Depreciation	0.3	0.1
Loss on impairment of properties foreclosed	1.4	27.5
Loss from operations before changes in operating assets and liabilities	(44.9)	(81.7)
Operating assets (increase) decrease		
Notes receivable	(61.7)	0.2
Receivables from rental of properties	(0.0)	0.0
Properties foreclosed	422.6	30.8
Accrued interest receivable	0.0	0.4
Prepaid expenses	0.2	0.2
Deposits	0.0	-
Advance payment	-	0.0
Withholding tax	(10.9)	9.3
Other assets	(0.0)	-
Operating liabilities increase (decrease)		
Accrued expenses	(2.8)	5.0
Corporate tax payable	-	(27.1)
Deposit	6.0	8.8
Rental deposit for properties foreclosed	-	11.9
Deposit for properties foreclosed rental	(0.5)	-
Other liabilities	(0.0)	(1.1)
Net cash provided by (used in) operating activities	308.0	(43.3)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	-	(1.6)
Net cash used in investing activities	-	(1.6)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(400.0)	-
Net cash used in financing activities	(400.0)	-
Net decrease in cash and cash equivalent items	(92.0)	(44.9)
Cash and cash equivalent items as at January 1,	344.2	466.0
Cash and cash equivalent items as at June 30,	252.2	421.1

5.26 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

5.27 Long-term leases

Long-term leases consisted of the following as at June 30, 2008 and December 31, 2007 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
Type of lease	Period	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Land and/or premises	2008 - 2017	407.6	401.6	406.6	400.4
Land and/or premises	2018 - 2027	42.3	34.1	42.3	34.1
Land and/or premises	2028 - 2037	3.1	3.2	3.1	3.2
Total		453.0	438.9	452.0	437.7

5.28 The financial position and the results of operation by domestic and foreign operations

5.28.1 The financial position as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,313,206.6	325,798.3	1,639,004.9	1,245,780.1	350,191.3	1,595,971.4
Interbank and money market items	35,239.3	109,952.0	145,191.3	13,356.5	164,008.4	177,364.9
Investments	265,823.8	4,642.0	270,465.8	306,036.0	5,964.8	312,000.8
Loans	961,145.2	211,521.3	1,172,666.5	860,439.4	181,634.8	1,042,074.2
LIABILITIES						
Deposits	1,173,704.7	104,904.3	1,278,609.0	1,174,878.5	102,492.8	1,277,371.3
Interbank and money market items	16,699.5	47,162.4	63,861.9	20,859.7	43,296.7	64,156.4
Borrowings	65,600.0	9,300.9	74,900.9	33,661.7	9,053.7	42,715.4
CONTINGENCIES	980,007.7	253,132.2	1,233,139.9	872,670.2	163,981.6	1,036,651.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2008			December 31, 2007		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,312,039.7	310,632.2	1,622,671.9	1,244,700.4	331,098.3	1,575,798.7
Interbank and money market items	34,291.3	108,003.1	142,294.4	12,282.3	153,761.3	166,043.6
Investments	268,145.3	6,063.8	274,209.1	308,368.4	7,972.2	316,340.6
Loans	965,053.3	196,639.0	1,161,692.3	864,835.6	170,555.4	1,035,391.0
LIABILITIES						
Deposits	1,173,967.7	94,090.1	1,268,057.8	1,175,241.8	91,826.6	1,267,068.4
Interbank and money market items	16,720.5	45,511.7	62,232.2	20,900.2	37,207.1	58,107.3
Borrowings	65,600.0	8,295.2	73,895.2	33,661.6	8,393.1	42,054.7
CONTINGENCIES	980,009.2	246,698.6	1,226,707.8	872,671.8	159,676.6	1,032,348.4

5.28.2 The results of operations for the quarters and the half years ended June 30, 2008 and 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2008 (UNAUDITED - REVIEWED)	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,597.2	3,708.0	(1,709.9)	19,595.3
Interest expenses	(5,533.1)	(2,641.1)	1,709.9	(6,464.3)
Net interest income	12,064.1	1,066.9	-	13,131.0
Non-interest income	5,546.5	426.3	-	5,972.8
Non-interest expenses	(9,896.4)	(1,460.0)	-	(11,356.4)
Income before income tax	7,714.2	33.2	-	7,747.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007 (UNAUDITED - REVIEWED)	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,948.6	4,645.1	(2,279.0)	20,314.7
Interest expenses	(7,287.5)	(3,663.8)	2,279.0	(8,672.3)
Net interest income	10,661.1	981.3	-	11,642.4
Non-interest income	6,296.9	447.0	-	6,743.9
Non-interest expenses	(9,263.1)	(1,128.6)	-	(10,391.7)
Income before income tax	7,694.9	299.7	-	7,994.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,244.0	7,923.0	(3,824.8)	39,342.2
Interest expenses	(11,385.7)	(5,866.9)	3,824.8	(13,427.8)
Net interest income	23,858.3	2,056.1	-	25,914.4
Non-interest income	11,442.0	879.8	(0.1)	12,321.7
Non-interest expenses	(19,522.8)	(2,638.6)	0.1	(22,161.3)
Income before income tax	15,777.5	297.3	-	16,074.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2007

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,204.2	9,319.9	(4,826.7)	40,697.4
Interest expenses	(15,232.4)	(7,428.2)	4,826.7	(17,833.9)
Net interest income	20,971.8	1,891.7	-	22,863.5
Non-interest income	11,182.9	899.3	-	12,082.2
Non-interest expenses	(17,867.9)	(2,223.3)	-	(20,091.2)
Income before income tax	14,286.8	567.7	-	14,854.5

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2008
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,690.3	3,452.3	(1,684.8)	19,457.8
Interest expenses	(5,535.5)	(2,493.7)	1,684.8	(6,344.4)
Net interest income	12,154.8	958.6	-	13,113.4
Non-interest income	5,189.5	401.4	-	5,590.9
Non-interest expenses	(9,644.8)	(1,355.1)	-	(10,999.9)
Income before income tax	7,699.5	4.9	-	7,704.4

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007 (UNAUDITED - REVIEWED)	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	18,008.5	4,459.4	(2,266.3)	20,201.6
Interest expenses	(7,290.9)	(3,577.1)	2,266.3	(8,601.7)
Net interest income	10,717.6	882.3	-	11,599.9
Non-interest income	6,049.2	418.9	-	6,468.1
Non-interest expenses	(9,076.7)	(1,054.3)	-	(10,131.0)
Income before income tax	7,690.1	246.9	-	7,937.0

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2008	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	35,400.5	7,379.1	(3,765.8)	39,013.8
Interest expenses	(11,390.6)	(5,535.5)	3,765.8	(13,160.3)
Net interest income	24,009.9	1,843.6	-	25,853.5
Non-interest income	10,758.4	826.7	(0.1)	11,585.0
Non-interest expenses	(19,054.6)	(2,440.3)	0.1	(21,494.8)
Income before income tax	15,713.7	230.0	-	15,943.7

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2007	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	36,376.2	8,975.5	(4,805.4)	40,546.3
Interest expenses	(15,240.3)	(7,278.7)	4,805.4	(17,713.6)
Net interest income	21,135.9	1,696.8	-	22,832.7
Non-interest income	10,717.2	849.0	-	11,566.2
Non-interest expenses	(17,524.3)	(2,081.9)	-	(19,606.2)
Income before income tax	14,328.8	463.9	-	14,792.7

The basis for the determination of income and expenses charge between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

5.29 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.29.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2008 and December 31, 2007 :

Million Baht

	JUNE 30, 2008							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non-interest bearing	Non-accrual Loans	Total
Financial Assets								
Interbank and money market items*	84,046.3	27,164.0	15,553.0	1,026.5	-	14,535.7**	-	142,325.5
Investment in securities and securities purchased under resale agreements	11,851.7	37,437.6	100,074.9	73,293.0	15,840.8	35,711.1	-	274,209.1
Loans	669,005.3	159,388.3	183,872.5	61,428.9	8,367.6	7,768.0	71,861.7	1,161,692.3
Financial Liabilities								
Deposits	679,766.9	365,791.4	161,575.1	4,898.5	-	56,025.9	-	1,268,057.8
Interbank and money market items	20,532.0	20,170.2	15,073.2	53.8	-	6,403.0	-	62,232.2
Liabilities payable on demand	5,728.4	-	-	-	-	-	-	5,728.4
Borrowings	4,112.4	27,544.6	33,696.0	173.0	8,369.2	-	-	73,895.2

* Excluding allowance for doubtful accounts amounting to Baht .31.1 million.
** Including accrued interest receivables.

Million Baht

	DECEMBER 31, 2007							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non-interest bearing	Non-accrual Loans	Total
Financial Assets								
Interbank and money market items*	56,501.7	41,102.4	52,784.3	644.5	-	15,041.2**	-	166,074.1
Investment in securities and securities purchased under resale agreements	14,149.9	24,017.0	131,295.8	98,099.4	21,176.8	37,801.7	-	326,540.6
Loans	620,807.4	147,565.0	117,784.2	55,890.7	10,494.4	8,795.3	74,054.0	1,035,391.0
Financial Liabilities								
Deposits	680,418.9	415,018.0	113,178.2	4,216.2	-	54,237.1	-	1,267,068.4
Interbank and money market items	22,907.6	15,980.5	11,959.9	933.0	-	6,326.3	-	58,107.3
Liabilities payable on demand	5,589.6	-	-	-	-	-	-	5,589.6
Borrowings	3,357.6	15,703.1	14,350.9	182.4	8,460.7	-	-	42,054.7

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2008 and December 31, 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Fixed interest rate	403,977.6	315,220.5	403,977.6	315,220.5
Floating interest rate	563,148.1	551,599.3	561,075.7	549,615.1
Total	967,125.7	866,819.8	965,053.3	864,835.6

* Excluding allowance for doubtful accounts amounting to Baht 30.5 million.

** Including accrued interest receivables.

5.29.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.29.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, almost all exposures as at June 30, 2008 were to non-financial institutions customers and half of the total exposure as at December 31, 2007 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2008 and December 31, 2007 were approximately six months, almost all contracts were under one year tenor. For the currency swaps and the interest rate swaps, almost all exposures as at June 30, 2008 were to financial institutions and as at December 31, 2007 were to non-financial institutions customers.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2008 and December 31, 2007 :

		Million Baht
	June 30, 2008	December 31, 2007
Forward foreign exchange contracts	6,323.5	2,226.7
Currency swaps	35.2	17.3
Interest rate swaps	18.6	2.3
Total	6,377.3	2,246.3

5.29.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2008 and 2007 :

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2008		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	157,222.8	2,796.8	3.6%
Investments, net	307,937.4	6,246.9	4.1%
Loans	1,085,665.7	29,970.1	5.5%
Total	1,550,825.9	39,013.8	
Interest-bearing Financial Liabilities			
Deposits	1,278,966.9	11,373.1	1.8%
Interbank and money market items and securities sold under repurchase agreements	60,352.8	609.9	2.0%
Borrowings	44,773.4	1,177.2	5.3%
Total	1,384,093.1	13,160.2	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2007		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	189,469.7	4,655.3	4.9%
Investments, net	311,525.3	6,702.2	4.3%
Loans	961,488.3	29,188.8	6.1%
Total	1,462,483.3	40,546.3	
Interest-bearing Financial Liabilities			
Deposits	1,240,175.5	15,705.4	2.5%
Interbank and money market items and securities sold under repurchase agreements	50,517.5	794.6	3.2%
Borrowings	20,236.5	1,213.6	12.0%
Total	1,310,929.5	17,713.6	

5.29.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2008 and December 31, 2007 :

Million Baht

	JUNE 30, 2008					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	140,963.7	1,361.8	-	-	-	142,325.5
Investments and securities purchased under resale agreements	115,984.7	105,989.2	16,524.1	35,711.1	-	274,209.1
Loans**	648,820.4	316,687.5	124,322.7	-	71,861.7	1,161,692.3
Deposits	1,263,159.3	4,898.5	-	-	-	1,268,057.8
Interbank and money market items	62,178.4	53.8	-	-	-	62,232.2
Liabilities payable on demand	5,728.4	-	-	-	-	5,728.4
Borrowings	65,353.0	173.0	8,369.2	-	-	73,895.2

Million Baht

	DECEMBER 31, 2007					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items***	165,091.9	982.2	-	-	-	166,074.1
Investments and securities purchased under resale agreements	150,417.5	115,356.4	22,965.0	37,801.7	-	326,540.6
Loans**	545,788.6	292,642.8	122,905.6	-	74,054.0	1,035,391.0
Deposits	1,262,852.2	4,216.2	-	-	-	1,267,068.4
Interbank and money market items	57,174.3	933.0	-	-	-	58,107.3
Liabilities payable on demand	5,589.6	-	-	-	-	5,589.6
Borrowings	33,411.6	182.4	8,460.7	-	-	42,054.7

* Excluding allowance for doubtful accounts amounting to Baht 31.1 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

*** Excluding allowance for doubtful accounts amounting to Baht 30.5 million.

5.29.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability risk management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

Credit derivatives

Credit derivatives are agreements to buy/sell guarantees of credit risks relating to the ability to repay the underlying assets. Such agreements may be in the form of embedded derivatives or derivatives.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2008 and December 31, 2007 :

Million Baht

	JUNE 30, 2008			
	Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	902,389.5	7,528.3	909,917.8	22.1
Currency swaps	34.5	2,685.1	2,719.6	18.9
Interest rate swaps	3,600.0	2,379.1	5,979.1	13.5
Credit derivatives	-	1,676.7	1,676.7	(939.3)

Million Baht

	DECEMBER 31, 2007			
	Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	740,630.0	1,606.7	742,236.7	444.1
Currency swaps	986.5	518.8	1,505.3	11.6
Interest rate swaps	-	3,600.0	3,600.0	0.3
Credit derivatives	-	1,688.4	1,688.4	(698.6)

5.29.7 Fair value of financial instruments

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2008 and December 31, 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	26,168.8	26,168.8	35,715.1	35,715.1
Interbank and money market items	145,191.3	145,191.3	177,364.9	177,364.9
Securities purchased under resale agreements	-	-	10,200.0	10,200.0
Investments	270,465.8	280,933.1	312,000.8	325,340.6
Loans and accrued interest receivables, net	1,108,725.6	1,108,725.6	977,698.0	977,698.0
Customers' liabilities under acceptances	634.1	634.1	554.3	554.3
Financial Liabilities				
Deposits	1,278,609.0	1,278,609.0	1,277,371.3	1,277,371.3
Interbank and money market items	63,861.9	63,861.9	64,156.4	64,156.4
Liabilities payable on demand	5,774.0	5,774.0	5,703.0	5,703.0
Borrowings	74,900.9	83,223.4	42,715.4	50,982.2
Bank's liabilities under acceptances	634.1	434.1	554.3	554.3
Interest payable	4,329.8	4,329.8	9,497.5	9,497.5

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	June 30, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	26,057.3	26,057.3	35,655.3	35,655.3
Interbank and money market items	142,294.4	142,294.4	166,043.6	166,043.6
Securities purchased under resale agreements	-	-	10,200.0	10,200.0
Investments	274,209.1	284,619.6	316,340.6	329,615.3
Loans and accrued interest receivables, net	1,098,337.4	1,098,337.4	971,464.2	971,464.2
Customers' liabilities under acceptances	634.1	634.1	554.3	554.3
Financial Liabilities				
Deposits	1,268,057.8	1,268,057.8	1,267,068.4	1,267,068.4
Interbank and money market items	62,232.2	62,232.2	58,107.3	58,107.3
Liabilities payable on demand	5,728.4	5,758.4	5,589.6	5,589.6
Borrowings	73,895.2	82,217.7	42,054.7	50,321.5
Bank's liabilities under acceptances	634.1	634.1	554.3	554.3
Interest payable	4,240.5	4,240.5	9,413.3	9,413.3

The following methods and assumptions were used by the Bank in estimating the fair value of financial instruments as disclosed herein :

For cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, Bank's liabilities under acceptances and interest payable, the carrying amounts in the balance sheet approximate the fair value of the items.

For trading securities, available-for-sale securities, and held-to-maturity debt securities, the fair value is based on the market value. For non-marketable debt securities, the fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, for which the fair value is estimated based on the discounted cash flow method or the net book value amount; and listed securities acquired through debt restructuring with trading restrictions, for which the fair value is estimated based on the discounted cash flow method or the last bid price on SET on the day that the securities were transferred for debt repayment.

The fair value for loans and accrued interest receivables is based on the carrying value of the loans and accrued interest receivables, net of the allowance for doubtful accounts, as most of the loans are floating rate loans.

The fair value for borrowings is based on the market value.

The fair value of forward foreign exchange rate contracts is based on the market value of instruments with similar characteristics and maturities. The fair value of interest rate swaps and cross currency swaps is estimated by using discounted models based on the current market yields and the maturity of similar instruments. The fair value of credit derivatives is based on the market value of the instrument if there is a quoted price in an active market or on the valuation made by a reliable institution if it is not traded in an active market.

Disclosures for the consolidated financial statements for financial instruments as at June 30, 2008 and December 31, 2007 have not been provided for some part, as such information is not significantly different from the disclosures for the separate financial statements.

5.30 Approval of the financial statements

On August 26, 2008, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.

END